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As filed with the Securities and Exchange Commission on May 22, 2002.

Registration No. 333-88392

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

AARON RENTS, INC.
(Exact name of registrant as specified in its charter)

Georgia	58-0687630
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

309 E. Paces Ferry Road
Atlanta, Georgia 30305-2377
(404) 231-0011
(Address, including zip code, and telephone number, including area code, of issuer's principal executive offices)

Gilbert L. Danielson
Executive Vice President, Chief Financial Officer
Aaron Rents, Inc.
309 E. Paces Ferry Road, Atlanta, Georgia 30305-2377
(404) 231-0011
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

W. Benjamin Barkley, Esq. Kilpatrick Stockton LLP 1100 Peachtree Street, N.E., Suite 2800 Atlanta, Georgia 30309 (404) 815-6500	David M. Carter, Esq. Hunton & Williams 600 Peachtree Street, N.E., Suite 4100 Atlanta, Georgia 30308-2216 (404) 888-4000

            Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED MAY 22, 2002

The information in this prospectus is not complete and may be changed. Neither Aaron Rents nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

2,000,000 Shares

Aaron Rents, Inc.

Common Stock

        This is a public offering of 2,000,000 shares of common stock of Aaron Rents, Inc. We are selling 1,500,000 shares and the selling shareholder named in this prospectus is selling 500,000 shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholder. Our common stock is listed on the New York Stock Exchange under the symbol RNT. On May 21, 2002, the last reported sales price of our common stock on the New York Stock Exchange was $26.06 per share.

        Holders of our common stock have no voting rights except as provided in our articles of incorporation or as required by Georgia law. Only the holders of shares of our Class A common stock, which neither we nor the selling shareholder are offering, vote for the election of directors and on most other matters.

        First Union Securities, Inc., one of the underwriters, is acting under the trade name Wachovia Securities.

        The underwriters have been granted a 30-day option to purchase up to an additional 225,000 shares of our common stock from us and 75,000 shares from the selling shareholder to cover over-allotments at the public offering price, less the underwriting discounts and commissions.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Aaron Rents	$	$
Proceeds, before expenses, to the selling shareholder	$	$

        The shares will be ready for delivery on or about                   , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Wachovia Securities

              SunTrust Robinson Humphrey

              BB&T Capital Markets

The date of this Prospectus is            , 2002.

[INSIDE FRONT COVER HAS A MAP OF THE UNITED STATES AND PUERTO RICO INDICATING STORE LOCATIONS AND PHOTOGRAPHS OF STORES AND MERCHANDISE]

        You should rely only on the information contained or incorporated by reference in this prospectus. None of Aaron Rents, the selling shareholder or the underwriters have authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, and you should assume the information contained in any document incorporated by reference in this prospectus is accurate only as of the date of that document. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus is not an offer to sell or the solicitation of an offer to buy our common stock in any circumstances or jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUMMARY

        This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Aaron Rents, Inc.

        We are a leading U.S. company engaged in the combined businesses of the rental, lease ownership and specialty retailing of residential and office furniture, consumer electronics, household appliances and accessories, with 653 systemwide stores as of March 31, 2002. Our major operating divisions are the Aaron's Sales & Lease Ownership division, the Aaron Rents' Rent-to-Rent division, and the MacTavish Furniture Industries division, which supplies nearly one-half of the furniture and related accessories rented and sold in our stores.

        Our strategic focus is on expanding our higher growth sales and lease ownership business through opening new company-operated stores and expanding our franchise program. Our sales and lease ownership division accounted for 72% of our total 2001 revenues of $546.7 million and 78% of our total revenues of $156.7 million for the first quarter of 2002. Revenues generated from our sales and lease ownership division increased from $261.6 million for 1999 to $394.8 million for 2001, representing a 23% compound annual growth rate. Revenues earned by our sales and lease ownership franchisees increased from $115.7 million in 1999 to $198.6 million in 2001, a 31% compound annual growth rate.

        At March 31, 2002, we had 579 sales and lease ownership stores, including 368 company-operated and 211 franchised stores, in 43 states and Puerto Rico. We have added 261 sales and lease ownership stores systemwide since 1998.

        Aaron's Sales & Lease Ownership.    We believe that our sales and lease ownership model is unique. By providing customers with the option either to purchase merchandise or to lease merchandise with the opportunity to obtain ownership, we blend elements of rent-to-own and traditional retailing. We enable cash or credit-constrained customers to obtain quality-of-life enhancing merchandise that they otherwise might not be able to afford without incurring additional debt or long-term obligations. In addition to these core customers, our concept is also popular with consumers who have only a temporary need for the merchandise or want to try out a particular brand or model before buying it. We believe our sales and lease ownership program is a more effective method of retailing our merchandise to lower to middle income consumers than a typical rent-to-own business or the more traditional method of credit installment sales.

        Our sales and lease ownership model is distinctive from a typical rent-to-own business in that we encourage our customers to obtain ownership of their rental merchandise. More of the initial renters of our merchandise obtain ownership versus rent-to-own businesses in general. We believe our sales and lease ownership model offers the following unique characteristics:

  •
  Flexible payment methods—we offer our customers the opportunity to pay by cash, credit card or check, compared with the more common cash payment method at rent-to-own stores. Approximately 40% of our customers pay by check or credit card.
  •
  Fewer payments—our typical plan offers monthly payments versus an industry standard of weekly payments. Our agreements also usually provide for a shorter term until the customer obtains ownership.
  •
  Lower total cost—our agreement terms typically provide a lower cost of ownership to the customer.
  •
  Wider merchandise selection—we generally offer a larger selection of higher-quality merchandise.
  •
  Larger store layout—our stores are typically 9,000 square feet, nearly twice the size of typical rent-to-own stores.

        Our sales and lease ownership model also has attractive features in common with traditional retailers. We offer an up-front "cash and carry" purchase option on selected merchandise at prices that are competitive with traditional retailers. Our merchandise selection and store size are more typical of traditional retailers. However, unlike most traditional retailers, our sales and lease ownership transactions are not credit installment contracts.

        We have added 186 company-operated sales and lease ownership stores since 1998, including approximately 80 store locations in 2000 and early 2001 acquired from a national credit-driven furniture retailer. Although the start-up costs associated with opening this large number of stores has reduced our net earnings in the short term, we believe the opportunity to increase our revenues and profitability over time has been enhanced by the addition of these stores as they reach maturity.

        We franchise our sales and lease ownership stores in selected markets where we have no immediate plans to enter. This strategy allows us to grow more quickly, increase our brand exposure, and achieve economies of scale. It also provides us new revenues from franchise fees and royalties. We have added 75 franchised sales and lease ownership stores since 1998.

        Aaron Rents' Rent-to-Rent.    Our rent-to-rent division rents new and rental return merchandise to individuals and businesses, with a focus on renting residential and office furniture to business customers. We have been in the rent-to-rent business for over 47 years and are the second largest furniture rent-to-rent company in the United States. Our rent-to-rent division is an important source of net earnings and cash flow. At March 31, 2002, we had 74 rent-to-rent stores in 16 states.

        MacTavish Furniture Industries.    For more than 30 years, our manufacturing division has produced our own specially designed residential and office furniture. We are the only major rental furniture company in the United States that manufactures its own furniture. We believe our manufacturing capabilities give us an advantage over many of our competitors by enabling us to control the quality, cost, styling and quantity of our furniture rental products.

Our Industry

        The rent-to-own industry is a growing segment of the retail industry that offers an alternative to traditional methods of obtaining furniture, electronics and appliances. According to industry sources, there are approximately 8,000 rent-to-own stores in the United States. Annual industry-wide revenues are believed to be approximately $5.3 billion.

        We believe that the decline in the number of furniture stores that focus on credit installment sales to lower to middle income consumers has created a market opportunity for us to offer our unique sales and lease ownership concept. In addition, the traditional retail consumer durable goods market is much larger than the rental market, leaving substantial potential for growth for our sales and lease ownership division. We believe that the segment of the population targeted by our sales and lease ownership division comprise up to approximately 43% of all households in the United States and that the needs of consumers in that segment generally are underserved.

        The furniture component of the rent-to-rent industry is greater than $600 million in annual rental revenues. The demand for rental products is related to the mobility of the population, especially corporate employees, who rely upon rented merchandise to fulfill temporary needs. The industry is highly competitive and has consolidated with only a handful of companies accounting for a substantial share of the market.

Our Operating Strategies

        We seek to enhance profitability through operating strategies which differentiate us from our competitors and improve efficiencies by striving to:

  •
  Differentiate Aaron's Sales & Lease Ownership concept—our innovative approaches to meeting changing customer needs differ from our competitors. We offer lease ownership agreements which result in a lower "all-in" price, larger and more attractive store showrooms, a wider and higher-quality selection of merchandise, and up-front cash and carry purchase options on selected merchandise at prices that are competitive with traditional retailers.
  •
  Offer high levels of customer service and satisfaction—we foster relationships with our customers to attract recurring business by providing quick delivery and free repair of rented merchandise, and by customer service-oriented employee training through our Aaron's University program.
  •
  Promote our brand name—our marketing programs target the prime customer base for our products, such as our "Dream Products" merchandise which we advertise through our "Drive Dreams Home" sponsorship of NASCAR championship racing. We also market our business through sponsorship of other sporting events, radio commercials and direct mail advertising, with 12 million flyers mailed monthly to areas served by our stores.
  •
  Capitalize on our existing rent-to-rent business—our rent-to-rent division is an important source of cash flow for the development of our higher-growth sales and lease ownership operations.
  •
  Manage merchandise through our manufacturing and distribution capabilities—we believe our manufacturing operations and seven distribution centers give us a strategic advantage over our competitors.
  •
  Utilize proprietary management information systems—we use our proprietary management information systems to systematically pursue collections and merchandise returns and to match inventory with demand.

Our Growth Strategies

        We seek to increase our revenues and profitability through our growth strategies. Our growth strategies are to:

  •
  Open additional company-operated sales and lease ownership stores—we plan to open additional sales and lease ownership stores in selected geographic markets to realize the benefits of economies of scale in marketing and distribution and other operating efficiencies.
  •
  Increase revenues and net earnings from existing sales and lease ownership stores—we experienced same store sales growth of 7.4% in 2000, 7.7% in 2001 and 7.4% for the first quarter of 2002. We expect revenues and net earnings to continue to grow as a large number of stores opened in the past few years mature.
  •
  Award additional sales and lease ownership franchises—we seek qualified franchisees to grow our sales and lease ownership business more quickly and increase our brand exposure.

        Our Chairman and Chief Executive Officer, R. Charles Loudermilk, Sr., established Aaron Rents in 1955, and we were incorporated under the laws of Georgia in 1962. Our principal business address is 309 E. Paces Ferry Road, Atlanta, Georgia, 30305-2377 and our telephone number is (404) 231-0011.

        We own or have rights to various trademarks and trade names used in our business. This prospectus also includes trademarks, service marks and trade names owned by other companies.

The Offering

Common stock offered:
By us	1,500,000 shares
By the selling shareholder	500,000 shares
Common stock outstanding after this offering:
Common stock	17,730,901 shares
Class A common stock	3,731,706 shares
Use of proceeds	• Repayment of approximately $35.6 million of our outstanding bank debt
• General corporate purposes, including working capital needs and possible payments to terminate interest rate swap agreements
New York Stock Exchange market symbols:
Common stock	RNT
Class A common stock	RNT.A
Risk factors
See "Risk Factors" beginning on page 6 and other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock

        The table above is based on the number of our common shares outstanding on May 14, 2002, and excludes 1,213,150 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on May 14, 2002 of which options for 663,900 shares were currently exercisable.

        Holders of our common stock have no voting rights except as provided in our articles of incorporation or as required by Georgia law. Only the holders of our Class A stock, which neither we nor the selling shareholder are offering by this prospectus, vote for the election of directors and on most other matters. See "Description of Capital Stock."

        When we refer to our common shares in this prospectus, we are referring to both our common stock and our Class A stock.

        Except as otherwise indicated or required by the context, references to we, our, us, Aaron Rents or the company refer to Aaron Rents, Inc. and its subsidiaries and predecessors. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Financial Data

        The following table shows our summary financial and operating data which you should read together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and the other financial and other data included elsewhere or incorporated by reference in this prospectus.

        Systemwide revenues include the revenues of both our company-operated and franchised stores, but exclude royalties we receive from franchisees. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store revenues and include royalties and fees received from our franchisees. The as-adjusted balance sheet data give effect to this offering as if it occurred on March 31, 2002 and assumes an offering price of $26.06 per share, the last reported sale price of our common stock on the New York Stock Exchange on May 21, 2002.

	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except per share data and store numbers)
Statement of Operations Data:
Systemwide revenues	$364,306	$464,175	$547,255	$656,096	$735,389	$189,449	$215,298

Company revenues	$310,751	$379,659	$437,359	$502,920	$546,681	$141,417	$156,663
Total cost of sales	55,914	62,017	87,705	105,152	105,986	28,951	33,206
Operating expenses	149,728	189,719	201,923	227,587	276,682	66,554	73,134
Depreciation of rental merchandise	71,151	89,171	102,324	120,650	137,900	32,482	39,700
Net earnings	18,396	21,484	25,602	27,261	12,336	7,329	5,921
Earnings per common share:
Basic	$.96	$1.06	$1.28	$1.38	$.62	$.37	$.30
Assuming dilution	.94	1.04	1.26	1.37	.61	.37	.29
Weighted average common shares outstanding:
Basic	19,165	20,312	20,062	19,825	19,928	19,870	19,912
Assuming dilution	19,662	20,732	20,335	19,967	20,141	20,074	20,192
Dividends per common share	$.04	$.04	$.04	$.04	$.04	$—	$—
Revenues by Operating Unit:
Sales and lease ownership	$139,480	$192,762	$252,540	$313,188	$380,876	$94,378	$119,333
Rent-to-rent	166,310	179,688	175,740	177,111	151,892	43,591	33,368
Franchise	4,961	7,209	9,079	12,621	13,913	3,448	3,962

Company revenues	$310,751	$379,659	$437,359	$502,920	$546,681	$141,417	$156,663

Stores Open at End of Period:
Sales and lease ownership:
Company-operated	181	182	213	263	364	282	368
Franchised	101	136	155	193	209	194	211

Systemwide	282	318	368	456	573	476	579
Rent-to-rent	105	109	107	98	75	98	74

Total stores	387	427	475	554	648	574	653

	As of March 31, 2002
	Actual	As adjusted for this offering
	(In thousands)
Balance Sheet Data:
Rental merchandise, net	$260,361	$260,361
Total assets	390,946	390,946
Total debt	54,612	19,059
Shareholders' equity	225,049	261,862

RISK FACTORS

        You should carefully consider the following risk factors, as well as other information in this prospectus and in the documents we incorporate by reference, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. The risks set forth below are in addition to risks that apply to most businesses, which could also seriously harm our business.

        If any of these risks actually occur, our business, financial condition or results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

Our growth strategy depends on opening new company-operated stores. Our ability to expand our store base is influenced by factors beyond our control, which may impair our growth strategy and impede our revenue growth.

        Opening new company-operated stores is an important part of our growth strategy. Our ability to continue opening new stores depends, among other things, upon our ability to:

  •
  finance the opening and operating of new stores

  •
  locate new stores at reasonable rental rates

  •
  hire and train management and personnel to staff the new stores

        If we cannot address these challenges successfully, we may not be able to expand our business at the rate we currently contemplate, or increase our revenues.

If we cannot manage the costs of opening new stores, our profitability may be hurt.

        During 2001, we opened a total of 101 additional company-operated stores. These new openings include most of the approximately 80 locations we acquired in 2000 and early 2001 formerly operated by one of the nation's largest furniture retailers. Opening large numbers of new stores requires significant start-up expenses, and new stores are often not profitable until their second year of operation. Consequently, opening many stores over a short period can materially decrease our net earnings for a time—this effect is sometimes called "new store drag." During 2001, we estimate that start-up expenses for new stores reduced our pre-tax earnings by approximately $14 million, or $.42 per diluted share. We cannot be certain that we will be able to fully recover these significant costs.

Our competitors could impede our ability to attract new customers, or attract current customers away from us.

        Our businesses are highly competitive. In the sales and lease ownership market, our competitors include national, regional and local operators of rent-to-own stores and credit retailers. We compete in the rent-to-rent market with national and local companies and, to a lesser extent, with apartment owners who purchase furniture for rental to tenants. Some of our competitors have significantly greater financial and operating resources, and in certain markets, greater name recognition, than us. Greater financial resources may allow our competitors to grow faster than us, including through acquisitions. This in turn may allow them to enter new markets before we can, which may decrease our opportunities in those markets. Greater name recognition, or better public perception of a competitor's reputation, may help them attract market share away from us, even in our established markets.

Because our rent-to-rent division is dependent on business customers, slowdowns in corporate spending may decrease our revenues.

        Our rent-to-rent division depends on business customers for a significant percentage of its rental revenues. Because businesses are likely to curb spending during economic downturns, the revenues of our rent-to-rent business may be adversely affected during these periods. Revenues from our rent-to-rent division decreased 14% in 2001 compared with 2000 revenues, and 23% in the first quarter of 2002 compared with the first quarter of 2001. We cannot assure you that revenues from our rent-to-rent division will increase in the future.

We may not be able to attract qualified franchisees, which may slow the growth of our business.

        Our growth strategy is partially dependent upon our franchisees developing new franchised sales and lease ownership stores. We generally seek franchisees who meet our stringent business background and financial criteria, and who are willing to enter into development agreements for several stores. A number of factors, however, could inhibit our ability to find qualified franchisees, including general economic downturns, or legislative or litigation developments that make the rent-to-own industry less attractive to potential franchisees. These developments could also adversely affect our franchisees' ability to obtain adequate capital to develop and operate new stores on time, or at all. Our inability to find qualified franchisees could slow our growth.

        Qualified franchisees who can conform to our standards and requirements are also important to the overall success of our business. Our franchisees, however, are independent contractors and not employees, and consequently we cannot control them to the same extent as our company-operated stores. Our franchisees may fail in key areas, which could in turn slow our growth, reduce our franchise revenues and systemwide revenues, or damage our image and reputation.

We are subject to laws that regulate franchisor-franchisee relationships. Our ability to develop new franchised stores and enforce our rights against franchisees may be adversely affected by these laws, which could impair our growth strategy and cause our franchise revenues to decline.

        As a franchisor, we are subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. Because we plan to expand our business partly by selling more franchises, our failure to obtain or maintain approvals to sell franchises could significantly impede our growth strategy. In addition, our failure to comply with franchise regulations could cause us to lose franchise fee and ongoing royalty revenues. Moreover, state laws that regulate substantive aspects of our relationships with franchisees may limit our ability to terminate or otherwise resolve conflicts with our franchisees.

Our sales and lease ownership operations are subject to considerable government regulation. Adverse changes in these laws could expose us to significant compliance costs or burdens or expose us to material litigation, which could leave us liable for a significant judgment or force us to change our business.

        We believe that 47 states specifically regulate rent-to-own transactions, including states in which we currently operate Aaron's Sales & Lease Ownership stores. At the present time, no federal law specifically regulates the rent-to-own industry, although federal legislation has been proposed from time to time to regulate the industry. Any adverse changes in these laws, or the passage of new adverse legislation by the states or the federal government, could materially increase both our costs of complying with laws and the risk that we could be sued or be subject to government sanctions if we are not in compliance. In addition, new burdensome legislation might force us to change our business model, and might render our sales and lease ownership operations a less desirable business to engage in.

        Most of the states that regulate rent-to-own transactions have enacted disclosure laws which require rent-to-own companies to disclose to their customers the total number of payments, total amount and timing of all payments to acquire ownership of any item, any other charges that may be imposed by them and miscellaneous other items. The most restrictive states limit the total amount that a customer may be charged for an item to twice the "retail" price for the item, or regulate the amount of "interest" that rent-to-own companies may charge on rent-to-own transactions, generally defining "interest" as rental fees paid in excess of the "retail" price of the goods. We cannot guarantee that the federal government or states will not enact additional or different legislation that would be disadvantageous to us.

        In addition to the risk of lawsuits related to the disclosure laws that regulate rent-to-own transactions, we could be subject to lawsuits alleging violations of state laws and regulations and consumer tort law, including fraud and consumer protection laws because of the consumer-oriented nature of the rent-to-own industry and the currently applicable laws. A large judgment could adversely affect our financial condition and results of operations. Moreover, an adverse outcome from a lawsuit—even one against one of our competitors instead of against us—could result in changes in the way we and others in the industry do business, which may involve significant costs or decreased revenues or profitability.

Our Chairman and Chief Executive Officer owns a controlling interest in our stock. He may vote his shares in ways with which you may disagree.

        R. Charles Loudermilk, Sr., our founder, Chairman of the Board and Chief Executive Officer, owns or controls over 60% of our voting Class A stock, and will continue to do so after this offering. As a result, Mr. Loudermilk will continue to be able to elect all our directors and effectively control Aaron Rents through his voting power. He may vote his shares in ways with which you may disagree, and this voting concentration may discourage, delay or prevent a change in control or acquisition of Aaron Rents, even one that you believe is beneficial to you as a shareholder. Also, future sales by Mr. Loudermilk of a substantial number of common shares could adversely affect the trading price of our shares.

Any loss of the services of our key executives, or our inability to attract and retain qualified managers, could have a material adverse impact on our operations.

        We believe that we have benefited substantially from Mr. Loudermilk's leadership, and that the loss of his services at anytime in the near future could hurt our business and operations. We are also dependent on the continued services of the rest of our management team, including our key executives. The loss of these individuals without adequate replacement could also injure our business. Although we have employment agreements with some of our key executives, they are generally terminable on short notice and we do not carry key man life insurance on any of our officers.

        Additionally, we need a growing number of qualified managers to operate our stores successfully. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements about future events and expectations which are characterized as forward-looking statements. For those statements we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. The words believe, may, will, should, anticipate, estimate, expect, intend, objective, seek, strive or similar words, or the negatives of these words, identify forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform those statements to actual results.

        Factors that could cause our actual results to differ materially from any forward-looking statements include changes in general economic conditions, competition, pricing, customer demand and those factors discussed in "Risk Factors" beginning on page 6, and in other sections of this prospectus. We qualify any forward-looking statement entirely by these cautionary factors. You should also consider the cautionary statements contained in the reports we have filed with the Securities and Exchange Commission.

USE OF PROCEEDS

        Aaron Rents is offering for sale 1,500,000 shares of common stock by this prospectus. Based on an assumed public offering price of $26.06 per share, the last reported sale price of our common stock on the New York Stock Exchange on May 21, 2002, we estimate that our net proceeds from the sale of these shares will be approximately $36.8 million after deducting the underwriting discounts and estimated offering expenses. Our estimated net proceeds will be approximately $42.4 million if the underwriters exercise their option to purchase an additional 225,000 shares from us to cover over-allotments.

        We will not receive any proceeds from the sale of 500,000 shares of common stock by the selling shareholder or any proceeds from the underwriters' option to purchase an additional 75,000 shares from the selling shareholder to cover over-allotments.

        We expect to use our net proceeds to repay approximately $35.6 million of borrowings outstanding under our revolving credit agreement. In addition, we may incur an estimated non-recurring pre-tax expense of $1.3 million to terminate interest rate swap agreements that we use to manage our exposure to changes in short-term interest rates. Depending on changes in interest rates in the near term, this amount may increase or decrease prior to any swap termination. The fixed interest rate associated with the swaps that we might terminate would be 7.75%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market Risk" for more information about our interest rate swap agreements. We will use any remainder of the net proceeds for general corporate purposes, including working capital needs.

        Our revolving credit agreement with several banks allows us to borrow up to $110 million. This revolving credit agreement includes an $8 million credit line to fund our daily working capital requirements. The interest rate under our revolving credit agreement is currently the lower of the lender's prime rate or the London Inter-Bank Offer Rate, or LIBOR, plus 1.50%. As of March 31, 2002, approximately $50.3 million was outstanding under our revolving credit agreement, bearing interest at a weighted average variable rate of 3.1%. Our revolving credit agreement expires on March 30, 2004.

        Pending application of the net proceeds as described above, we will invest the net proceeds in short-term, interest-bearing investment grade or government securities.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Our common stock is listed on the New York Stock Exchange under the symbol "RNT." The following table sets forth for the periods indicated the high and low sales prices for our common stock as reported on the New York Stock Exchange composite tape, rounded to the nearest penny:

	Common Stock
	High	Low	Cash dividends per share
Fiscal year ended
December 31, 2000
First quarter	$17.94	$13.50	$—
Second quarter	15.00	11.47	.02
Third quarter	15.50	12.50	—
Fourth quarter	18.00	11.75	.02 —
December 31, 2001
First quarter	17.50	13.55	—
Second quarter	19.50	15.10	.02
Third quarter	18.97	14.90	—
Fourth quarter	18.20	15.00	.02
December 31, 2002
First quarter	23.15	14.45	—
Second quarter (through May 21)	28.49	22.25	.02

        On May 21, 2002, the last sale price of the common stock as reported by the New York Stock Exchange was $26.06 per share. As of May 14, 2002, there were 276 holders of record of the common stock. We believe Aaron Rents has in excess of 2,800 beneficial holders of the common stock.

        Subject to our continuing to earn sufficient income, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends.

        Our articles of incorporation provide that no cash dividends may be paid on our Class A stock unless equal or higher dividends are paid on the common stock. Under our revolving credit agreement, we may pay cash dividends in any fiscal year only if the dividends do not exceed 50% of our consolidated net income for the prior fiscal year plus the excess, if any, of the cash dividend limitation applicable to the prior year over the dividends actually paid in the prior year.

CAPITALIZATION

        The following table shows, as of March 31, 2002, our capitalization, both actual and as adjusted. The adjustment gives effect to:

  •
  The sale of 1,500,000 shares of common stock by us in this offering, assuming an offering price of $26.06 per share, the last reported sale price of our common stock on the New York Stock Exchange on May 21, 2002

  •
  The application of a portion of the estimated net proceeds from that sale, after deducting underwriting discounts and estimated offering expenses, for the repayment of bank debt and for the possible payment of an estimated $1.3 million in swap termination fees as described in "Use of Proceeds"

        You should read the following capitalization data in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere or incorporated by reference in this prospectus.

	March 31, 2002
	Actual	As adjusted for this offering
	(In thousands, except share data)

Total debt	$54,612	$19,059

Shareholders' equity:
Common stock, par value $.50 per share—25,000,000 shares authorized; 18,270,987 shares issued, 19,770,987 shares issued as adjusted	$9,135	$9,885
Class A common stock, par value $.50 per share—25,000,000 shares authorized; 5,361,761 shares issued	2,681	2,681
Additional paid-in capital	53,918	89,981
Retained earnings	203,242	202,453
Accumulated other comprehensive loss	(1,516)	(727)
Less: treasury shares at cost:
Common stock, 2,075,486 shares	(26,507)	(26,507)
Class A common stock, 1,630,055 shares	(15,904)	(15,904)

Total shareholders' equity	225,049	261,862

Total capitalization	$279,661	$280,921

        The table above excludes 1,213,150 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan on May 14, 2002 of which options for 663,900 shares were currently exercisable.

SELECTED FINANCIAL DATA

        The following table shows selected financial and operating data for Aaron Rents. The selected historical statement of operations data for each of the years ended, and the selected historical balance sheet data as of December 31, 1997, 1998, 1999, 2000 and 2001 are derived from our audited consolidated financial statements some of which are included in this prospectus. The consolidated financial statements for the five fiscal years ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors.

        The selected historical statement of operations data for the three months ended, and the selected historical balance sheet data as of March 31, 2001 and 2002 are derived from our unaudited consolidated financial statements, which are included in this prospectus except for the historical balance sheet as of March 31, 2001 which is not included in this prospectus. In the opinion of management, the unaudited consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present the data for those periods fairly. Operating results for interim periods are not necessarily indicative of results for a full fiscal year.

        Systemwide revenues include the revenues of both our company-operated and franchised stores, but exclude royalties we receive from franchisees. Our consolidated financial statements appearing elsewhere in this prospectus exclude franchised store revenues and include royalties and fees received from our franchisees. You should read the following selected financial data in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere or incorporated by reference in this prospectus.

	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except per share data)
Statement of Operations Data:
Systemwide revenues	$364,306	$464,175	$547,255	$656,096	$735,389	$189,449	$215,298

Company revenues:
Rentals and fees	$231,207	$289,272	$318,154	$359,880	$403,385	$102,068	$112,502
Retail sales	58,602	62,576	62,296	62,417	60,481	17,276	17,015
Non-retail sales	14,621	18,985	45,394	65,498	66,212	17,946	22,463
Other	6,321	8,826	11,515	15,125	16,603	4,127	4,683

	310,751	379,659	437,359	502,920	546,681	141,417	156,663

Costs and expenses:
Retail cost of sales	42,264	44,386	45,254	44,156	43,987	12,222	12,378
Non-retail cost of sales	13,650	17,631	42,451	60,996	61,999	16,729	20,828
Operating expenses	149,728	189,719	201,923	227,587	276,682	66,554	73,134
Depreciation of rental merchandise	71,151	89,171	102,324	120,650	137,900	32,482	39,700
Interest	3,721	3,561	4,105	5,625	6,258	1,628	1,166

	280,514	344,468	396,057	459,014	526,826	129,615	147,206

Earnings before income taxes	30,237	35,191	41,302	43,906	19,855	11,802	9,457
Income taxes	11,841	13,707	15,700	16,645	7,519	4,473	3,536

Net earnings	$18,396	$21,484	$25,602	$27,261	$12,336	$7,329	$5,921

Earnings per common share:
Basic	$.96	$1.06	$1.28	$1.38	$.62	$.37	$.30
Assuming dilution	.94	1.04	1.26	1.37	.61	.37	.29
Weighted average common shares outstanding:
Basic	19,165	20,312	20,062	19,825	19,928	19,870	19,912
Assuming dilution	19,662	20,732	20,335	19,967	20,141	20,074	20,192
Dividends per common share	$.04	$.04	$.04	$.04	$.04	$—	$—

	Year ended December 31,					Three months ended March 31,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands, except store numbers)
Revenues by Operating Unit:
Sales and lease ownership	$139,480	$192,762	$252,540	$313,188	$380,876	$94,378	$119,333
Rent-to-rent	166,310	179,688	175,740	177,111	151,892	43,591	33,368
Franchise	4,961	7,209	9,079	12,621	13,913	3,448	3,962

Company revenues	$310,751	$379,659	$437,359	$502,920	$546,681	$141,417	$156,663

Stores Open at End of Period:
Sales and lease ownership:
Company-operated	181	182	213	263	364	282	368
Franchised	101	136	155	193	209	194	211

Systemwide	282	318	368	456	573	476	579
Rent-to-rent	105	109	107	98	75	98	74

Total stores	387	427	475	554	648	574	653

	As of December 31,					As of March 31,
	1997	1998	1999	2000	2001	2001	2002
	(In thousands)
Balance Sheet Data:
Rental merchandise, net	$176,968	$194,163	$219,831	$267,713	$258,932	$267,446	$260,361
Property, plant and equipment, net	39,757	50,113	55,918	63,174	77,282	67,227	76,577
Total assets	239,382	272,174	318,408	380,379	397,196	385,764	390,946
Total debt	76,486	51,727	72,760	104,769	77,713	99,150	54,612
Shareholders' equity	116,455	168,871	183,718	208,538	219,967	214,799	225,049

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the accompanying notes included elsewhere and incorporated by reference in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under "Risk Factors" and in other portions of this prospectus.

General

        Aaron Rents has grown significantly in the past three years. Total revenues have increased from $437.4 million for 1999 to $546.7 million for 2001, representing an 11.8% compound annual growth rate in our revenues. This increase was driven by a significant increase in revenues generated from our sales and lease ownership division, which increased from $261.6 million for 1999 to $394.8 million for 2001, representing a 22.8% compound annual growth rate. Revenue growth in our company-operated sales and lease ownership stores is the result of same store revenue growth of 7.4% in 2000 and 7.7% in 2001, combined with revenues from newly opened stores. During the same period, rent-to-rent revenues decreased from $177.1 million to $151.9 million. Aaron Rents has recorded 41 consecutive quarters of increased revenues.

        Our Aaron's Sales & Lease Ownership franchise program has also experienced significant growth over the past three years. Revenues earned by our franchisees increased from $115.7 million in 1999 to $198.6 million in 2001, representing a 31.0% compound annual growth rate in revenues. This growth in our franchise program has translated into increases in our non-retail sales, which mainly represents merchandise sales to our franchisees from our sales and lease ownership division. Non-retail sales increased from $45.4 million in 1999 to $66.2 million in 2001, a 20.8% compound annual growth rate. Franchisee growth has also increased our franchise royalty and fee income from $9.1 million in 1999 to $13.9 million in 2001.

        Our primary growth vehicle has been our distinctive sales and lease ownership concept that appeals predominantly to the middle and upper income segment of the rent-to-own market and the lower to middle income segment credit retail customer. We have grown this business primarily through the opening of new company-operated stores and the development of a franchise program. We increased the number of our company-operated sales and lease ownership stores from 213 at December 31, 1999 to 364 at the end of 2001, representing a compound annual growth rate of 30.7%. During that period, we also increased the number of our franchised sales and lease ownership stores from 155 to 209, a 16.1% compound annual growth rate. The systemwide increase from 475 sales and lease ownership stores at year-end 1999 to 648 stores by the end of 2001 represents a compound annual growth rate of 16.8%. We operated 74 rent-to-rent stores at March 31, 2002, a net decrease of 33 stores since December 31, 1999.

        We are the only major rental furniture company in the United States that manufactures its own furniture. Through our MacTavish Furniture Industries division, we produced more than $47 million of products in 2001, valued at cost. We believe our ability to produce and distribute our own furniture is a competitive advantage.

        Although we have grown our business primarily through the opening of new stores, in 2001 we took advantage of a unique opportunity by acquiring approximately 80 store locations formerly operated by one of the nation's largest furniture retailers. Although we have made few major acquisitions, we will consider selective acquisitions in the future as opportunities become available.

Key Components of Income

        Revenues.    Our total revenues comprise four categories: rentals and fees, retail sales, non-retail sales and other revenues. Rentals and fees includes all revenues derived from rental agreements from our sales and lease ownership and rent-to-rent stores, including agreements that result in our customers acquiring ownership at the end of the term. Retail sales represents sales of both new and rental return merchandise. Non-retail sales mainly represents merchandise sales to our franchisees from our sales and lease ownership division. Other revenues represents franchise fee and royalty income from our franchise stores, and other miscellaneous revenues.

        Cost of Sales.    We separate our cost of sales into two components: retail and non-retail. Retail cost of sales represents the depreciated cost of merchandise sold through our company-operated stores. Non-retail cost of sales mainly represents the cost of merchandise sold to our franchisees.

        Depreciation of Rental Merchandise.    This item reflects the expense associated with depreciating merchandise held for rent and rented to customers by our company-operated sales and lease ownership and rent-to-rent stores.

Critical Accounting Policies

        Revenue Recognition.    Rental revenues are recognized in the month they are due on the accrual basis of accounting. For internal management reporting purposes, rental revenues from the sales and lease ownership division are recognized as revenue in the month the cash is collected. On a monthly basis, we record an accrual for rental revenues due but not yet received, and a deferral of revenue for rental payments received prior to the month due. Our revenue recognition accounting policy matches the rental revenue with the corresponding costs—mainly depreciation—associated with the rental merchandise. At the years ended December 31, 2001 and 2000, Aaron Rents had a net revenue deferral representing cash collected in advance of being due or otherwise earned totaling approximately $5.7 million and $4.3 million, respectively. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

        Rental Merchandise Depreciation.    Our sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months when rented, and 36 months when not rented, to zero percent salvage value. Prior to 2002, we depreciated sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. In the first quarter of 2002, we began depreciating this merchandise upon the earlier to occur of its initial lease to a customer or twelve months after it is acquired from the vendor. Nevertheless, sales and lease ownership merchandise is generally depreciated at a faster rate than our rent-to-rent merchandise. As sales and lease ownership revenues continue to comprise an increasing percentage of total revenues, we expect rental merchandise depreciation to increase at a correspondingly faster rate. Our rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from zero to 60%.

        All rental merchandise is available for rental and sale. On a monthly basis, we write off damaged, lost or unsellable merchandise as identified. These write-offs totaled approximately $10.0 million, $8.9 million and $6.7 million during the years ended December 31, 2001, 2000 and 1999, respectively.

        Closed Store Reserves.    From time to time, Aaron Rents closes or consolidates retail stores. We record an estimate of the future obligation related to closed stores based upon the present value of the future lease payments and related commitments, net of estimated sublease income which we base upon historical experience. At the years ended December 31, 2001 and 2000, our reserve for closed stores was $3.4 million and $350,000, respectively, with the increase primarily related to rent-to-rent stores closed during 2001. If our estimates related to sublease income are not correct, our actual liability may be more or less than the liability recorded at December 31, 2001.

        Insurance Programs.    Aaron Rents maintains insurance contracts for paying of workers compensation and group health insurance claims. Using actuarial analysis and projections, we estimate the liabilities associated with open and incurred but not reported workers compensation claims. This analysis is based upon an assessment of the likely outcome or historical experience, net of any stop loss or other supplementary coverages. We also calculate the projected outstanding plan liability for our group health insurance program.

        Our liability for workers compensation insurance claims and group health insurance was approximately $3.3 million and $3.5 million, respectively, at the years ended December 31, 2001 and 2000.

        If we resolve existing workers compensation claims for amounts which are in excess of our current estimates and within policy stop loss limits, we will be required to pay additional amounts beyond those accrued at December 31, 2001. Additionally, if the actual group health insurance liability exceeds our projection, we will be required to pay additional amounts beyond those accrued at December 31, 2001.

        The assumptions and conditions described above reflect management's best assumptions and estimates, but these items involve inherent uncertainties as described above, which may or may not be controllable by management. As a result, the accounting for such items could result in different amounts if management used different assumptions or if different conditions occur in future periods.

Results of Operations

        The following table sets forth, for the periods indicated, certain income statement data as a percentage of rentals and fees, retail and non-retail sales or total revenues.

	Year ended December 31,			Three months ended March 31,
	1999	2000	2001	2001	2002
Revenues:
Rentals and fees	72.8%	71.6%	73.8%	72.2%	71.8%
Retail sales	14.2	12.4	11.1	12.2	10.9
Non-retail sales	10.4	13.0	12.1	12.7	14.3
Other	2.6	3.0	3.0	2.9	3.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Retail cost of sales as a % of retail sales	72.6	70.7	72.7	70.8	72.8
Non-retail cost of sales as a % of non-retail sales	93.5	93.1	93.6	93.2	92.7
Operating expenses as a % of total revenues	46.2	45.3	50.6	47.1	46.7
Depreciation of rental merchandise as a % of rentals and fees	32.2	33.5	34.2	31.8	35.3
Interest as a % of total revenues	1.0	1.1	1.1	1.2	0.7
Earnings before income taxes as a % of total revenues	9.4	8.7	3.6	8.4	6.0
Net earnings as a % of total revenues	5.9	5.4	2.3	5.2	3.8

  Three months ended March 31, 2002 compared with three months ended March 31, 2001

        Revenues.    Total revenues for the first quarter of 2002 increased $15.2 million to $156.7 million compared with $141.4 million in the comparable period in 2001, a 10.8% increase. The increase was due mainly to a $10.4 million, or 10.2%, increase in rentals and fees revenues, plus a $4.5 million increase in non-retail sales. The increase in rentals and fees revenues was attributable to a $17.6 million increase from our sales and lease ownership division, which had a 7.4% increase in same store revenue during the quarter and added 101 company-operated stores in 2001. The growth in our sales and lease ownership division was offset by a $7.1 million decrease in our rent-to-rent division.

        Revenues from retail sales decreased $261,000 to $17.0 million in the first quarter of 2002 from $17.3 million for the same period last year due to an increase of $3.1 million in the sales and lease ownership division offset by a decrease of $3.3 million in our rent-to-rent division. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 25.2% to $22.5 million in the first quarter of 2002 from $17.9 million for the first quarter of 2001. The increased sales were due to the growth of our franchise operations.

        Other revenues for the three months ended March 31, 2002 increased $556,000 to $4.7 million compared with $4.1 million for the comparable period in 2001, a 13.5% increase. This increase was attributable to franchise fee and royalty income increasing $485,000, or 14.2%, to $3.9 million compared with $3.4 million in the first quarter of last year, reflecting the net addition of 17 new franchised stores since the end of the first quarter 2001 and improved operating revenues at mature franchised stores.

        With respect to our major operating units, revenues for our sales and lease ownership division increased $25.5 million to $123.3 million in the first quarter of 2002 compared with $97.8 million for the comparable period in 2001, a 26.1% increase. This increase was attributable to the sales and lease ownership division opening 86 stores since the end of the first quarter 2001 combined with same store revenue growth of 7.4% in the first quarter of 2002. Rent-to-rent division revenues for the three months ended March 31, 2002 decreased 23.5% to $33.4 million from $43.6 million for the comparable period in 2001. The decrease in rent-to-rent division revenues is primarily the result of our decision to close, merge or sell 24 under-performing stores since the end of the first quarter 2001, as well as a decline in same store revenues.

        Cost of Sales.    Cost of sales from retail sales decreased $156,000, or 1.3%, to $12.4 million in the first quarter of 2002 compared to $12.2 million for the comparable period in 2001, and as a percentage of sales, increased to 72.7% from 70.7%. The increase in retail cost of sales as a percentage of sales was primarily because of increased sales in our sales and lease ownership division which are at lower margins than our rent-to-rent division. Cost of sales from non-retail sales increased $4.1 million to $20.8 million in the first quarter of 2002 from $16.7 million in the first quarter of 2001, and as a percentage of sales, decreased to 92.7% from 93.2%. The increased margins on non-retail sales were primarily the result of slightly higher margins on certain products sold to franchisees.

        Expenses.    Operating expenses in the first quarter of 2002 increased $6.6 million to $73.1 million from $66.6 million for the comparable period in 2001, a 9.9% increase. As a percentage of total revenues, operating expenses were 46.7% for the three months ended March 31, 2002 and 47.1% for the comparable period in 2001. Operating expenses decreased as a percentage of total revenues mainly because of the costs incurred in the first quarter of 2001 associated with the acquisition of numerous store locations formerly operated by one of the nation's largest furniture retailers along with other new store openings. In addition, we discontinued amortizing goodwill in connection with the adoption of a new accounting standard. This adoption had the effect of eliminating amortization expense of $220,000 for the first quarter of 2002 as compared with the same period in 2001, which resulted in an increase in net earnings of $137,000 or $.01 diluted earnings per share.

        Depreciation of rental merchandise increased $7.2 million to $39.7 million in the first quarter of 2002 from $32.5 million during the comparable period in 2001, a 22.2% increase. As a percentage of total rentals and fees, depreciation of rental merchandise increased to 35.3% from 31.8% from quarter to quarter. The increase as a percentage of rentals and fees was primarily because a greater percentage of our rentals and fees revenues are coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

        In the first quarter of 2002, we began depreciating sales and lease ownership merchandise upon the earlier to occur of its initial lease to a customer or twelve months after it is acquired from the vendor. Previously, we depreciated sales and lease ownership merchandise as soon as it was delivered to our stores from our distribution centers. This change in accounting method increased net earnings by approximately $504,000, or $.02 per diluted common share, during the quarter.

        Interest expense decreased $462,000 to $1.2 million in the first quarter of 2002 compared with $1.6 million in 2001, a 28.4% decline. As a percentage of total revenues, interest expense decreased to 0.7% in 2002 compared with 1.2% in 2001. The decrease in interest expense as a percentage of total revenues was primarily due to lower debt levels in the first quarter of 2002.

        Income tax expense decreased $937,000 to $3.5 million in the first quarter of 2002 compared with $4.5 million in 2001, representing a 20.9% decrease. Aaron Rents' effective tax rate was 37.4% in 2002 compared with 37.9% in 2001.

        Net Earnings.    Net earnings decreased $1.4 million to $5.9 million for the first quarter of 2002 compared with $7.3 million for the same period last year representing a 19.2% decrease. As a percentage of total revenues, net earnings were 3.8% in 2002 and 5.2% in 2001. The decrease in net earnings was primarily the result of start-up expenses associated with the addition of 86 sales and lease ownership stores during the twelve months ended March 31, 2002 compared to 56 store additions during the same period ended March 31, 2001, offset somewhat by the change in our rental merchandise depreciation method and the non-amortization of goodwill.

  Year ended December 31, 2001 compared with year ended December 31, 2000

        Revenues.    Total revenues for 2001 increased $43.8 million to $546.7 million compared with $502.9 million in 2000, an 8.7% increase. The increase was due mainly to a $43.5 million, or 12.1%, increase in rentals and fees revenues, plus a $714,000 increase in non-retail sales. The increase in rentals and fees revenues was attributable to a $62.7 million increase from our sales and lease ownership division, which added 101 company-operated stores in 2001, offset by a $19.2 million decrease in our rent-to-rent division.

        Revenues from retail sales decreased $1.9 million to $60.5 million in 2001 from $62.4 million for the prior year, a 3.1% decrease. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 1.1% to $66.2 million compared with $65.5 million for 2000. The increased sales were due to the growth of our franchise operations.

        Other revenues for 2001 increased $1.5 million to $16.6 million compared with $15.1 million in 2000, a 9.8% increase. This increase was attributable to franchise fee and royalty income increasing $1.2 million, or 10.0%, to $13.6 million compared with $12.4 million in 2000, reflecting the net addition of 16 new franchised stores in 2001 and improved operating revenues at mature franchised stores.

        With respect to our major operating units, revenues for our sales and lease ownership division increased $67.5 million to $380.4 million in 2001 compared with $312.9 million in 2000, a 21.6% increase. This increase was attributable to the sales and lease ownership division opening 101 stores in 2001 combined with same store revenue growth of 7.7% in 2001. Rent-to-rent division revenues in 2001 decreased 14.2% to $150.0 million from $174.9 million in 2000. The decrease in rent-to-rent division revenues is primarily the result of our decision to close, merge or sell 23 under-performing stores in 2001.

        Cost of Sales.    Cost of sales from retail sales decreased $169,000 to $44.0 million in 2001 compared with $44.2 million in 2000, and as a percentage of sales, increased to 72.7% from 70.7% primarily due to product mix. Cost of sales from non-retail sales increased $1.0 million to $62.0 million in 2001 from $61.0 million in 2000, and as a percentage of sales, increased to 93.6% from 93.1%. The decreased margins on non-retail sales were primarily the result of slightly lower margins on certain products sold to franchisees.

        Expenses.    Operating expenses in 2001 increased $49.1 million to $276.7 million from $227.6 million in 2000, a 21.6% increase. As a percentage of total revenues, operating expenses were 50.6% in 2001 and 45.3% in 2000. Operating expenses increased as a percentage of total revenues primarily due to the costs associated with the acquisition and accelerated start-up costs of sales and lease ownership locations formerly operated by one of the nation's largest furniture retailers along with other new store openings. In addition, we recorded non-cash charges of $5.6 million related to the future real estate lease obligations of closed rent-to-rent stores and the write down of inventory and other assets within our rent-to-rent division.

        Depreciation of rental merchandise increased $17.2 million to $137.9 million in 2001 from $120.7 million in 2000, a 14.3% increase. As a percentage of total rentals and fees, rental merchandise depreciation increased to 34.2% from 33.5%. This increase as a percentage of rentals and fees was mainly because a greater percentage of our rentals and fees revenues are coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

        Interest expense increased 11.3% to $6.3 million in 2001 compared with $5.6 million in 2000. As a percentage of total revenues, interest expense was 1.1% in both years.

        Income tax expense decreased $9.1 million to $7.5 million in 2001 compared with $16.6 million in 2000, a 54.8% decline. Aaron Rents' effective tax rate was 37.9% in both 2001 and 2000.

        Net Earnings.    Net earnings decreased $14.9 million to $12.3 million for 2001 compared with $27.3 million for 2000, a 54.8% decrease. As a percentage of total revenues, net earnings were 2.3% in 2001 and 5.4% in 2000. The decrease in net earnings was mainly the result of start-up expenses associated with the 101 new store openings, as compared with 32 stores opened in the prior year, and non-cash charges associated with our rent-to-rent division.

  Year ended December 31, 2000 compared with year ended December 31, 1999

        Revenues.    Total revenues for 2000 increased $65.6 million to $502.9 million compared with $437.4 million in 1999, a 15.0% increase. This increase was due mainly to a $41.7 million, or 13.1%, increase in rentals and fees revenues, plus a $20.1 million increase in non-retail sales. Our sales and lease ownership division was responsible for $37.7 million of this increase in rentals and fees revenues. Rentals and fees revenues from Aaron Rents' rent-to-rent operations increased $4.0 million during the same period.

        Revenues from retail sales increased $121,000 to $62.4 million in 2000 from $62.3 million for 1999. Non-retail sales, which primarily represent merchandise sold to our franchisees, increased 44.3% to $65.5 million compared with $45.4 million for the prior year. The increased sales were due to the growth of our franchise operations.

        Other revenues for 2000 increased $3.6 million to $15.1 million compared with $11.5 million in 1999, a 31.4% increase. This increase was attributable to franchise fee and royalty income increasing $3.3 million, or 36.3%, to $12.4 million compared with $9.1 million last year, reflecting the net addition of 38 new franchised stores in 2000 and improved operating revenues at mature franchised stores.

        With respect to our major operating units, revenues for our sales and lease ownership division increased $60.6 million to $312.9 million in 2000 compared with $252.3 million in 1999, a 24.0% increase. This increase was attributable to the sales and lease ownership division increasing the number of company-operated stores by 50 in 2000 combined with a same store revenue increase of 7.4% and a $19.4 million increase in sales of merchandise to our franchisees. Rent-to-rent division revenues in 2000 increased $1.3 million, or .8%, to $174.9 million compared with $173.6 million in the prior year. This small increase in rent-to-rent division revenues is the result of an increase of 7.4% in same store revenues in 2000 offset by our decision to close, merge or sell 9 stores in 2000.

        Cost of Sales.    Cost of sales from retail sales decreased $1.1 million to $44.2 million in 2000 compared with $45.3 million in 1999, a 2.4% decrease. As a percentage of sales, cost of sales from retail sales decreased to 70.7% from 72.6% mainly because of product mix. Cost of sales from non-retail sales increased $18.5 million, or 43.7%, to $61.0 million in 2000 from $42.5 million in 1999, and as a percentage of sales, decreased to 93.1% from 93.5%. The increased margins on non-retail sales were mainly the result of slightly higher margins on certain products sold to franchisees.

        Expenses.    Operating expenses increased $25.7 million to $227.6 million in 2000 from $201.9 million in 1999, a 12.7% increase. As a percentage of total revenues, operating expenses were 45.3% in 2000 and 46.2% in 1999. Operating expenses decreased as a percentage of total revenues between years primarily due to increased revenues in our sales and lease ownership division.

        Depreciation of rental merchandise increased $18.3 million to $120.7 million in 2000 from $102.3 million in 1999, a 17.9% increase. As a percentage of total rentals and fees, rental merchandise depreciation increased to 33.5% from 32.2%. The increase as a percentage of rentals and fees was primarily because a greater percentage of our rentals and fees revenues are coming from our sales and lease ownership division, which depreciates its rental merchandise at a faster rate than our rent-to-rent division.

        Interest expense increased $1.5 million to $5.6 million in 2000 compared with $4.1 million in 1999, a 37.0% increase. As a percentage of total revenues, interest expense was 1.1% in 2000 and .9% in 1999. The increase in interest expense as a percentage of revenues was because of increased interest rates along with higher daily average debt levels.

        Income tax expense increased $945,000, or 6.0%, to $16.6 million in 2000 compared with $15.7 million in 1999. Aaron Rents' effective tax rate was 37.9% in 2000 and 38.0% in 1999.

        Net Earnings.    Net earnings increased $1.7 million to $27.3 million for 2000 compared with $25.6 million for 1999, a 6.5% increase. As a percentage of total revenues, net earnings were 5.4% in 2000 and 5.9% in 1999. The decrease in net earnings as a percentage of total revenues is the result of start-up expenses associated with the increased rate at which we opened new Aaron's Sales & Lease Ownership stores, with 32 stores opened in 2000 compared with 17 in 1999.

Liquidity and Capital Resources

  General

        Cash flows from operations for the three months ended March 31, 2002 and the years ended December 31, 2001 and 2000 were $69.4 million, $189.4 million and $166.2 million, respectively. Our cash flows include profits on the sale of rental return merchandise. In 2001, Aaron Rents extended its payment terms with vendors to obtain additional cash flows. Our primary capital requirements consist of buying rental merchandise for both rent-to-rent and company-operated sale and lease ownership stores. As Aaron Rents continues to grow, the need for additional rental merchandise will continue to be our major capital requirement. These capital requirements historically have been financed through:

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  bank credit
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  cash flow from operations
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  trade credit with vendors
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  proceeds from the sale of rental return merchandise
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  stock offerings

        Aaron Rents has financed its growth through a revolving credit agreement with several banks, trade credit with vendors and internally generated funds. Our revolving credit agreement dated March 30, 2001 provides for unsecured borrowings up to $110.0 million, including an $8.0 million credit line to fund daily working capital requirements. The interest rate under our revolving credit agreement is currently the lower of the lender's prime rate or LIBOR plus 1.50%. The agreement expires on March 30, 2004. At March 31, 2002, an aggregate of $50.3 million was outstanding under this facility, bearing interest at a weighted average variable rate of 3.1%. We intend to pay off $35.6 million of this debt with proceeds from the offering. We use interest rate swap agreements as part of our overall long-term financing program, as described below under "Market Risk."

        Aaron Rents' revolving credit agreement, and the construction and lease facility and the franchise loan program discussed below, contain financial covenants which, among other things, forbid us from exceeding certain debt to equity levels and require us to maintain minimum fixed charge coverage ratios. If we fail to comply with these covenants, then we will be in default under our loans, and all amounts would become due immediately. Aaron Rents was complying with, or had obtained waivers of, all these covenants at March 31, 2002.

        As of March 31, 2002, Aaron Rents was authorized by its board of directors to purchase up to 1,186,890 common shares.

        Aaron Rents has paid dividends for fifteen consecutive years. A $.02 per share dividend on our common stock and Class A stock was paid in January 2001 and July 2001, for a total fiscal year cash outlay of $797,000. We paid a $.02 per share dividend on our common shares in January 2002 for a cash outlay during the first quarter of $399,000, and subsequent to March 31, 2002, our board declared a $.02 per share dividend payable in the third quarter of 2002. Subject to our continuing to earn sufficient income, to any future capital needs and to other contingencies, we currently expect to continue our policy of paying dividends.

        We believe that the proceeds from this offering, our expected cash flows from operations, proceeds from the sale of rental return merchandise, bank borrowings and vendor credit will be sufficient to fund our capital and liquidity needs for at least the next 24 months.

  Commitments

        Construction and Lease Facility.    On October 31, 2001, we renewed our $25 million construction and lease facility. From 1996 to 1999, we arranged for a bank holding company to purchase or construct properties identified by us pursuant to this facility, and we subsequently leased these properties from the company under lease agreements. The total amount advanced and outstanding under this facility at March 31, 2002 was approximately $24.7 million. Since the resulting leases are accounted for as operating leases, we do not record any debt obligation on our balance sheet. This construction and lease facility expires in 2006. Lease payments fluctuate based upon current interest rates and are currently based upon LIBOR plus 1.60%. The lease facility contains residual value guarantee and default guarantee provisions. Although we believe the likelihood of funding to be remote, the maximum guarantee obligation under the residual value and default guarantee provisions upon termination are approximately $20.9 million and $24.7 million, respectively, at March 31, 2002.

        Leases.    Aaron Rents leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices, which do not represent bargain purchase options. We also lease transportation equipment under operating leases expiring during the next 3 years. We expect that most leases will be renewed or replaced by other leases in the normal course of business. Approximate future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, including leases under our construction and lease facility described above, are as follows: $30.0 million in 2002; $24.5 million in 2003; $18.8 million in 2004; $12.4 million in 2005; $7.6 million in 2006; and $8.8 million thereafter.

        Franchise Guaranty.    Aaron Rents has guaranteed the borrowings of certain independent franchisees under a franchise loan program with a bank. In the event these franchisees are unable to meet their debt service payments or otherwise experience an event of default, we would be unconditionally liable for a portion of the outstanding balance of the franchisee's debt obligations, which would be due in full within 90 days of the event of default. On March 31, 2002, the maximum amount which we might be obligated to repay in the event our franchisees defaulted was approximately $48.8 million. However, due to franchisee borrowing limits, we believe any losses associated with any defaults would be mitigated through recovery of rental merchandise and other assets. Aaron Rents has had no losses associated with the franchisee loan and guaranty program.

        We have no long-term commitments to purchase merchandise. See Note F to our audited consolidated financial statements for further information.

Market Risk

        Aaron Rents manages its exposure to changes in short-term interest rates, particularly to reduce the impact on our floating-rate debt, by entering into interest rate swap agreements. These swap agreements involve the receipt of amounts by us when floating rates exceed the fixed rates and the payment of amounts by us to the counterparties when fixed rates exceed the floating rates in the agreements over their term. We accrue the differential we may pay or receive as interest rates change, and recognize it as an adjustment to the floating rate interest expense related to our debt. The counterparties to these contracts are high credit quality commercial banks, which we believe minimizes the risk of counterparty default to a large extent.

        At March 31, 2002, we had swap agreements with total notional principal amounts of $40 million which effectively fixed the interest rates on an equal amount of our debt under our revolving credit agreement at an average rate of 7.0%, as follows: $20 million at an average rate of 6.15% until May 2003; $20 million at an average rate of 7.75% until November 2003. In March 2002, we reassigned interest rate swap agreements with a notional amount of $20 million as a cash flow hedge of the variable payment obligations under our construction and lease facility described above.

        The fair value of interest rate swap agreements was a liability of approximately $2.4 million at March 31, 2002 and is included in accounts payable and accrued expenses in the March 31, 2002 balance sheet, with a corresponding charge to accumulated other comprehensive income, net of income taxes. After we complete this offering, we may incur an estimated non-recurring pre-tax expense of $1.3 million related to undesignated interest rate swap agreements. Depending on changes in interest rates in the near term, this amount may increase or decrease prior to any swap termination. The fixed interest rate associated with the swaps that we might terminate would be 7.75%.

        We do not use any market risk sensitive instruments to hedge commodity, foreign currency or risks other than interest rate risk, and hold no market risk sensitive instruments of any kind for trading or speculative purposes.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations. This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. We have had no significant business combinations after June 30, 2001.

        Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Intangible Assets. We performed step one of the required transitional impairment test under SFAS 142 using a combination of the market value and comparable transaction approaches to business enterprise valuation. We concluded that the enterprise fair values of our reporting units were greater than the carrying value, and accordingly, no further impairment analysis was considered necessary. We also adopted the non-amortization provisions of SFAS 142, which resulted in an increase in net earnings of $137,000 or $.01 diluted earnings per share for the three-month period ended March 31, 2002.

        In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. We adopted SFAS 144 as of January 1, 2002, and the statement has not had a material effect on our consolidated financial statements.

BUSINESS

General

        Aaron Rents, Inc. is a leading U.S. company engaged in the combined businesses of the rental, lease ownership and specialty retailing of residential and office furniture, consumer electronics, household appliances and accessories, with 653 systemwide stores in 43 states and Puerto Rico as of March 31, 2002. Our major operating divisions are the Aaron's Sales & Lease Ownership division, the Aaron Rents' Rent-to-Rent division, and the MacTavish Furniture Industries division, which supplies nearly one-half of the furniture and related accessories rented and sold in our stores. Our strategic focus is on expanding our higher growth sales and lease ownership business, through opening new company-operated stores and expanding our franchise program.

        At March 31, 2002, we had 579 sales and lease ownership stores, including 368 company-operated and 211 franchised stores in 43 states and Puerto Rico. There were 74 rent-to-rent stores in our rent-to-rent division in 16 states at March 31, 2002. Revenues from our sales and lease ownership division (which includes franchise revenues) accounted for 72% of our total revenues in 2001 and 78% of total revenues for the first quarter of 2002.

        An overview of our three divisions follows.

        Aaron's Sales & Lease Ownership.    Our sales and lease ownership division focuses on providing durable household goods to lower to middle income consumers with limited or no access to traditional credit sources such as bank financing, installment credit or credit cards. Our sales and lease ownership program enables these customers to obtain quality-of-life enhancing merchandise that they might otherwise not be able to afford without incurring additional debt or long-term obligations.

        We franchise our sales and lease ownership stores in selected markets where we have no immediate plans to enter. We believe that our franchise program:

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  allows us to grow more quickly
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  achieves economies of scale in purchasing, manufacturing and advertising for our sales and lease ownership stores
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  increases exposure to our brand
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  provides us new revenues from franchise fees and royalties

        We have added 186 company-operated and 75 franchised sales and lease ownership stores since 1998. We estimate that we will open at least 10 company-operated and approximately 20 franchised sales and lease ownership stores in 2002.

        Aaron Rents' Rent-to-Rent.    Our rent-to-rent division rents new and rental return merchandise to individuals and businesses, with a focus on renting residential and office furniture to business customers. We have been in the rent-to-rent business for over 47 years and are the second largest furniture rent-to-rent company in the United States. The rent-to-rent business experienced a decline in 2001 due to a weak economy and reduced corporate spending. In response, we closed 23 rent-to-rent stores in 2001 and took other steps to improve this division's profitability. Our rent-to-rent division remains an important source of net earnings and cash flow to us.

        Business customers, which represent an increasing portion of rental customers, enter into rental agreements for office furniture to meet seasonal, temporary or start-up needs. Business customers also rent residential furniture in order to provide furnishings for relocated employees or those on temporary assignment.

        MacTavish Furniture Industries.    Aaron Rents is the only major furniture rental company in the United States that manufactures its own furniture. By manufacturing our own specially designed residential and office furniture through our MacTavish Furniture Industries division, we believe we enjoy an advantage over many of our competitors. Manufacturing enables us to control the quality, cost, timing, styling and quantity of our furniture rental products. We operate six furniture plants, three bedding facilities and two lamp manufacturing facilities, which supply nearly one-half of the furniture and related accessories we rent or sell.

Industry Overview

  The Rent-to-Own Industry

        The rent-to-own industry is a growing segment of the retail industry that offers an alternative to traditional methods of obtaining furniture, electronics and appliances. According to industry sources, there are approximately 8,000 rent-to-own stores in the United States. Annual industry-wide revenues are believed to be approximately $5.3 billion.

        In a typical rent-to-own transaction, the customer has the option to acquire merchandise over a fixed term, usually 12 to 24 months, by making weekly rental payments. The customer may cancel the agreement at any time by returning the merchandise to the store, with no further rental obligation. If the customer rents the item to the full term, he obtains ownership of the item, though he can choose to buy it at any time.

        The rent-to-own concept is particularly popular with consumers who cannot pay the full purchase price for merchandise at once or who lack the credit to qualify under conventional financing programs. It is also popular with consumers who, despite good credit, do not wish to incur additional debt, have only a temporary need for the merchandise or want to try out a particular brand or model before buying it.

  The Rent-to-Rent Industry

        The furniture component of the rent-to-rent industry is greater than $600 million in annual rental revenues. The demand for rental products is believed to be related to the mobility of the population, which relies upon rented merchandise to fulfill temporary needs. The industry is highly competitive and has consolidated, with only a handful of companies accounting for a substantial share of the market.

        The rent-to-rent industry serves both individual and business customers who generally have immediate, temporary needs for office or residential merchandise but who generally do not seek to own the merchandise. Residential merchandise is rented to:

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  individuals seeking to rent merchandise for their own homes and apartments
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  apartment complex managers seeking to provide furnished apartments
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  third party companies that provide interim housing for their corporate clients

        Office merchandise is rented by customers ranging from small businesses and professionals who are in need of office furnishings but need to conserve capital, to large corporations with temporary or seasonal needs.

        In the typical rent-to-rent transaction, the customer agrees to rent one or more items for a minimum of three months, which may be extended by the customer on a month-to-month basis. Although many rental agreements give the customer the option of purchasing the rented item, most customers do not enter into the transaction with the desire to own the rented merchandise.

Operating Strategies

        Aaron Rents seeks to enhance profitability through operating strategies which differentiate us from our competitors and improve efficiencies by striving to:

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  Differentiate Aaron's Sales & Lease Ownership concept.  We believe that the success of our sales and lease ownership operation is attributable to our distinctive approach to the business that sets us apart from our rent-to-own and credit retail competitors. We have pioneered innovative approaches to meeting changing customer needs that differ from our competitors'—such as offering lease ownership agreements which result in a lower "all-in" price, larger and more attractive store showrooms, a wider selection of higher-quality merchandise and up-front cash and carry purchase options on selected merchandise at prices that are competitive with traditional retailers. Most sales and lease ownership customers make their payments in person, and we use these frequent visits to strengthen customer relationships and make sales and lease ownership customers feel welcome in our stores.

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  Offer high levels of customer service and satisfaction.  We foster relationships with our customers to attract recurring business and encourage them to rent merchandise for the full agreement term by providing high levels of service and satisfaction. Aaron Rents demonstrates its commitment to superior customer service by providing customers quick delivery of rented merchandise, in many cases by same or next day delivery, and repair service at no charge to the customer. We have also established an employee training program designed to enhance the customer relations skills of our employees which we call Aaron's University, and a 13-course curriculum for both company-operated and franchised store managers.

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  Promote our brand name.  Our marketing programs target the prime customer base for our products, such as our "Dream Products" merchandise which we advertise through our "Drive Dreams Home" sponsorship of NASCAR championship racing. Sponsorship of other sporting events also reach this market. We typically distribute mass mailings of promotional material every two weeks, with the goal of reaching households within a specified radius of each store at least 24 times per year—or about 12 million flyers mailed monthly nationwide. In concentrated geographic markets, and for special promotions, we also utilize local television and radio advertising.

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  Capitalize on our existing rent-to-rent business.  We strive to increase revenues in our existing rent-to-rent stores, particularly in the business sector, while managing that division's costs and expenses to make best use of its net earnings and cash flow for the development of our higher-growth operations. We believe that our ability to deliver furniture and equipment to our business customers quickly and efficiently gives us an advantage over general furniture retailers who often require several weeks to effect delivery. In addition, we locate warehouses next to each showroom, permitting store managers to exercise greater control over inventory, merchandise condition and pickup and deliveries. This results in more efficient and consistent service for the customer. The rent-to-rent business experienced a decline in 2001 due to a weak economy and reduced corporate spending. Nevertheless, we believe that our rent-to-rent business will continue to provide us with cash flow to finance a portion of the planned expansion of the sales and lease ownership division. In addition, we believe that as the economy rebounds there may be growth opportunities in the rent-to-rent market, particularly in the business sector.

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  Manage merchandise through our manufacturing and distribution capabilities.  We believe that our furniture manufacturing operations and network of seven distribution centers give us a strategic advantage over our competitors. Manufacturing enables us to control the quality, cost, styling, durability and quantity of a substantial portion of our rental furniture merchandise, and provides us a reliable source of rental furniture. In 2002, we completed an expansion of our large manufacturing facility in Cairo, Georgia, adding 100,000 square feet to almost double its capacity and opened a new lamp manufacturing plant in Tampa, Florida. Our distribution system allows us to deliver merchandise promptly to our stores and manage inventory levels more efficiently. During 2001, we opened our seventh regional distribution center in North Carolina, enhancing our nationwide distribution system, and we plan to open three other distribution centers in 2002.

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  Utilize proprietary management information systems.  We have developed proprietary computerized information systems to systematically pursue collections and merchandise returns and to match inventory with demand. Each of our stores, including franchised sales and lease ownership stores, is linked by computer directly to our corporate headquarters, which enables us to monitor the performance of each store on a daily basis. Our separate systems are tailored to meet the distinct needs of our sales and lease ownership and rent-to-rent operations.

Growth Strategies

        We seek to increase our revenues and profitability through our growth strategies. Our growth strategies are to:

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  Open additional company-operated sales and lease ownership stores.  Our strategy is to open sales and lease ownership stores in existing and selected new geographic markets where we can cluster stores to realize the benefits of economies of scale in marketing and distribution and other operating efficiencies. In accordance with this strategy we acquired at the end of 2000 and in early 2001 approximately 80 store locations formerly operated by one of the nation's largest furniture retailers, providing us the opportunity to significantly accelerate store opening plans in 2001. These newly acquired locations allowed us to open stores in the most desirable market areas matching our customer base.

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  Increase revenues and net earnings from existing sales and lease ownership stores.  We experienced same store sales growth of 7.4% in 2000, 7.7% in 2001 and 7.4% for the first quarter of 2002. We expect revenues and net earnings to continue to grow as a large number of stores opened in the past few years mature.

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  Award additional sales and lease ownership franchises.  We believe that our franchise program allows us to grow more quickly and increase our brand exposure in new markets. In addition, the larger number of systemwide sales and lease ownership stores enables us and our franchisees to realize economies of scale in purchasing, manufacturing and advertising for our sales and lease ownership stores. Franchise fees and royalties also represent a growing source of company revenues.

Operating Divisions

  Sales and Lease Ownership

        We established our Aaron's Sales & Lease Ownership division in 1987. At March 31, 2002, we had 368 company-operated sales and lease ownership stores in 26 states and Puerto Rico and 211 franchised sales and lease ownership stores in 37 states. We acquired approximately 80 store locations in 2000 and early 2001 from a national credit-driven furniture retailer, which increased our store count considerably. We acquired the locations mostly through the assumption of leases and through some real estate purchases. Although the start-up costs associated with opening this large number of stores reduced our earnings in the short term, we believe the opportunity to increase our sales and profitability over time has been enhanced by the addition of these stores as they reach maturity.

        We believe that the decline in the number of furniture stores that focus on credit installment sales to lower to middle income consumers has created a market opportunity for us to offer our unique sales and lease ownership concept. The traditional retail consumer durable goods market is much larger than the rental market, leaving substantial potential for growth for our sales and lease ownership division. We believe that the segment of the population targeted by our sales and lease ownership division comprises up to approximately 43% of all households in the United States and that the needs of consumers in that segment generally are underserved.

        We have developed a distinctive concept for our sales and lease ownership stores with specific merchandising selection and store layout, pricing and agreement terms for the customers we want to attract. We believe that these features create a store and sales and lease ownership concept that is significantly different from the operations of rent-to-own stores, our traditional rent-to-rent business, and the operations of home furnishings retailers who finance merchandise.

        The typical Aaron's Sales & Lease Ownership store layout consists of a combination showroom and warehouse of 8,000 to 10,000 square feet, with an average of approximately 9,000 total square feet. In selecting new locations for sales and lease ownership stores, we generally look for sites in well-maintained strip shopping centers strategically located within ten miles of established working class neighborhoods and communities with good access. Many of our stores are placed near existing competitors' stores. Each sales and lease ownership store usually maintains at least two trucks and crews for pickups and deliveries, and generally offers same or next day delivery for addresses located within 15 miles of the store. We emphasize a broad selection of brand name products for our electronics and appliance items, and offer customers a wide selection of furniture, including furniture manufactured by our MacTavish Furniture Industries division. Our sales and lease ownership stores also offer computers and jewelry.

        We believe that our sales and lease ownership stores offer lower merchandise prices than similar items offered by rent-to-own operators, and substantially equivalent to the "all-in" contract price of similar items offered by home furnishings retailers who finance merchandise. Approximately 80% of our sales and lease ownership agreements are monthly as compared to the industry standard of weekly agreements, and our agreements also usually provide for a shorter term until the customer obtains ownership. Customers can have the item serviced free of charge or replaced at any time during the rental agreement. Merchandise from the agreements that do not go to term is either re-rented or sold. We also offer, for selected merchandise, an up-front cash and carry purchase option at prices that are competitive with traditional retailers.

  Sales and Lease Ownership Franchise Program

        We began franchising Aaron's Sales & Lease Ownership stores in selected markets in 1992, and have continued to attract franchisees. We do not anticipate that franchised stores will compete with company-operated stores, as we mainly award franchises in markets where we are not present and have no current plans to expand. As of March 31, 2002, we have 211 franchise stores open and development agreements with franchisees to open over 90 stores in the future. We believe that our relations with our franchisees are good.

        Franchisees are approved on the basis of the applicant's business background and financial resources. We generally seek franchisees who will enter into development agreements for several stores, although many franchisees currently operate a single store. Most franchisees are involved in the day-to-day operations of the stores.

        We enter into franchise agreements with our franchisees to govern the opening and operation of franchised stores. Under our current standard agreement, we require the franchisee to pay a franchise fee of $35,000 per store. Agreements are for a term of 10 years, with one 10-year renewal option, and require royalty payments to us of 5% of the franchisee's weekly cash collections.

        We assist each franchisee in selecting the proper site for each store. Because of the importance of location to the Aaron's Sales & Lease Ownership concept, one of our pre-opening directors visits the intended market and helps guide the franchisee through the selection process. Once a site is selected, we help in designing the floor plan, including the proper layout of the showroom and warehouse. In addition, we provide assistance in assuring that the design and decor of the showroom is consistent with our requirements. We also lease the exterior signage to the franchisee, and assist with placing pre-opening advertising, ordering initial inventory and obtaining delivery vehicles.

        We have an arrangement with a syndicate of banks to provide financing to qualifying franchisees to assist with establishing and operating their stores. An inventory financing plan to provide franchisees with the capital to purchase inventory is a primary component of the financing program. For qualified established franchisees, we have arranged for these institutions to provide a revolving credit line to allow franchisees the flexibility to expand. We guarantee a portion of amounts outstanding under the franchisee financing programs.

        All franchisees are required to complete a comprehensive training program and to operate their franchised sales and lease ownership stores in compliance with our policies, standards and specifications, including such matters as decor, rental agreement terms, hours of operation, pricing and merchandise. Franchisees in general are not required to purchase their rental merchandise from us, although most do so in order to take advantage of bulk purchasing discounts and favorable delivery terms. Many franchisees also purchase their rental furniture from our MacTavish Furniture Industries division.

        We conduct a financial audit of our franchise stores every six to 12 months and also conduct regular operational audits—generally visiting each franchise store almost as often as we visit our company-operated stores. In addition, our proprietary management information system links each franchised store to corporate headquarters.

  Rent-to-Rent

        We have been in the rent-to-rent business for over 47 years and are the second largest furniture rent-to-rent company in the United States. Our rent-to-rent business accounted for approximately 27% of total revenues for 2001 and 21% for the three months ended March 31, 2002. We rent new and rental return merchandise to both individuals and businesses, with a growing focus on renting residential and office furniture to business customers. As of March 31, 2002, we operated 74 rent-to-rent stores in 16 states.

        Our typical rent-to-rent store layout consists of a combination showroom and warehouse comprising about 19,000 square feet. Each residential showroom features attractive displays of dining-room, living-room and bedroom furniture in a number of styles, fabrics, materials and colors. Office rental showrooms feature lines of desks, chairs, conference tables, credenzas, sofas and accessories. We believe that locating a warehouse next to each showroom permits store managers to exercise greater control over inventory, merchandise condition and pickup and deliveries, resulting in more efficient and consistent service for the customer.

        Items held for rent, whether new or rental return, are available for purchase and lease purchase at all rent-to-rent stores. Each rent-to-rent store generally offers next day delivery for addresses located within 50 miles of the store, and maintains at least one truck and a crew for pickups and deliveries. We believe that our ability to obtain and deliver furniture and equipment to customers quickly and efficiently gives us an advantage over general furniture retailers who often require several weeks to effect delivery.

        We generally sell rental return merchandise at stores at or above its book value, or cost less depreciation, plus selling expenses—a price which is usually lower than the price for comparable new merchandise. Most merchandise held for sale in stores may also be acquired through a lease purchase option. Because new merchandise is sold at the same location as rental return merchandise, we have the opportunity to sell both new and rental return merchandise to customers who may have been attracted to the store by the advertising and price appeal of rental return merchandise. The ability to sell new and rental return merchandise at the same location allows for more efficient use of facilities and personnel and minimizes overhead.

  Furniture Manufacturing

        We believe that our manufacturing capability gives us a strategic advantage over our competitors by enabling us to control the quality, cost, timing, styling, durability and quantity of our furniture rental products. As the only major furniture rental company that manufactures its own furniture, we believe that our 711,000 square feet of manufacturing facilities provide us more flexibility in scheduling production runs and in meeting inventory needs than rental companies that do not manufacture their own furniture and are dependent upon third party suppliers.

        Our MacTavish Furniture Industries division has manufactured furniture for our stores since 1971. The division has six furniture manufacturing plants, three bedding manufacturing facilities and two lamp manufacturing facilities which supply nearly one-half of the furniture and accessories we rent or sell. We believe our manufacturing plants have the capacity to meet our needs for the foreseeable future.

        Our MacTavish division manufactures:

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  upholstered living-room furniture, including contemporary sofas, sofabeds, chairs and modular sofa and ottoman collections in a variety of natural and synthetic fabrics and leathers

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  bedding, including standard sizes of mattresses and box springs

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  office furniture, including desks, credenzas, conference tables, bookcases and chairs

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  designer lamps, tables and accessories, which we also manufacture for selected national retailers

        MacTavish has designed special features for the furniture it manufactures which we believe make its furniture less expensive to produce, more durable and better equipped for frequent transportation than furniture purchased from third parties. These features include:

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  standardization of components

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  reduction of parts and features susceptible to wear or damage

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  more resilient foam

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  durable, soil-resistant fabrics and sturdy frames for longer life and higher residual value

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  devices which allow sofas to stand on end for easier and more efficient transport

        MacTavish also manufactures replacement covers of all styles and fabrics of its upholstered furniture for use in reconditioning rental return furniture.

        The principal raw materials we use in furniture manufacturing are fabric, foam, fiber, wire-innerspring assemblies, plywoods and hardwoods. All of these materials are purchased in the open market from sources not affiliated with us. We are not dependent on any single supplier, and none of the raw materials are in short supply.

Marketing and Advertising

        In our sales and lease ownership operations, we rely heavily on national and local television advertising, direct mail and direct delivery of promotional materials. We focus our television advertising on our successful "Dream Products" program. This program features "dream" products such as big screen televisions, home theater systems, leather upholstery, stainless steel refrigerators and top brand name washers and dryers. To help promote the Dream Products program we established a relationship with NASCAR, which reaches a prime audience in our targeted demographic. Our initial relationship was as title sponsorship of the NASCAR Busch Grand National Car Race at the Atlanta Motor Speedway—the nationally televised "Aaron's 312," named for Aaron's three reasons to obtain merchandise and its unique 12-month plan. We also established a limited sponsorship of driver Michael Waltrip's #99 Aaron's Dream Machine in the Busch Grand National Series. Sponsorship of other sporting events also reach this market.

        Sales and lease ownership stores are located within neighborhood communities, and typically distribute mass mailings of promotional material every two weeks, with the goal of reaching households within a specified radius of each store at least 24 times per year—or about 12 million flyers mailed monthly nationwide. In addition, delivery personnel are trained to leave promotional material at the door of each residence within five doors of the delivery destination. In concentrated geographic markets, and for special promotions, we also utilize local television and radio advertising.

        We market our rent-to-rent operations through outside sales staff to local apartment communities, calling on leasing agents, resident managers, and property managers. This group heavily influences individual referral business as well as corporate relocation professionals. We also market to interim housing providers that offer temporary housing to corporations that relocate personnel around the country. We have regional and national marketing staff that focuses on this growing segment of the rent-to-rent industry. We also rely on the use of brochures, newspapers, radio, television, direct mail, trade publications, yellow pages, and the internet (http://www.aaronrentsfurniture.com; www.aaronrents.com; www.shopaarons.com, which information is not incorporated in this prospectus) to reach customers. We believe this advertising increases Aaron Rents' brand recognition.

Store Operations

  Management

        Our Aaron's Sales & Lease Ownership division has twelve regional managers supervised by three vice presidents who are primarily responsible for monitoring individual store performance and inventory levels within the respective regions. Our rent-to-rent division is organized geographically into two residential and one office region, each supervised by a vice president. Presidents manage the sales and lease ownership and rent-to-rent divisions.

        Stores are directly supervised by 64 sales and lease ownership district/city managers and eight rent-to-rent regional managers. At the individual store level, the store manager is responsible for:

  •
  customer and credit relations

  •
  deliveries and pickups

  •
  warehouse and inventory management

  •
  certain marketing efforts

        Store managers are also responsible for inspecting rental return furniture to determine whether it should be sold as is, rented again as is, repaired and sold, or reconditioned for additional rental. A significant portion of the store manager's compensation is dependent upon store revenues and profits.

        Executive management directs and coordinates:

  •
  purchasing

  •
  financial planning and control

  •
  manufacturing

  •
  employee training

  •
  new store site selection and construction for the company-operated stores

        Our internal audit department conducts periodic audits of every store, including audits of company-operated sales and lease ownership stores several times each year, and semi-annual audits of rent-to-rent stores and franchised sales and lease ownership stores. Our business philosophy has always emphasized strict cost containment and fiscal controls. Executive and store level management monitor expenses to contain costs. We pay all invoices from company headquarters in order to enhance fiscal accountability. We believe that careful attention to the expense side of our operations has enabled us to maintain financial stability and profitability.

  Management Information Systems

        We use computer-based management information systems to facilitate cash collections, merchandise returns and inventory monitoring. Through the use of proprietary software we have developed, each of our stores is linked by computer directly to corporate headquarters, which enables us to monitor the performance of each store on a daily basis. Different systems are used to run the sales and lease ownership and rent-to-rent operations due to the significant differences in the businesses. At the store level, the store manager is better able to track merchandise on the showroom floor and in the warehouse to minimize delivery times, assist with product purchasing and match customer needs with available inventory.

  Rental Agreement Approval, Renewal and Collection

        One of the keys to the success of our sales and lease ownership operation is our ability to achieve timely cash collections. Individual store managers use our computerized information system on a daily basis to track cash collections. They contact customers within a few days of when their lease payments are due in order to encourage customers to keep their agreement current and in force, rather than having to return the merchandise for non-payment, and to renew their agreements for an additional period. Careful attention to cash collections is particularly important in the sales and lease ownership operations, where the customer typically has the option to cancel the agreement at any time and each payment is considered a renewal of the agreement rather than a collection of a receivable.

        Each rent-to-rent store performs a credit check on most of its residential and business customers. We generally perform no formal credit check with respect to sales and lease ownership customers other than to verify employment or other reliable sources of income and personal references supplied by the customer. All of our agreements for residential and office merchandise require payments in advance, and the merchandise normally is repossessed if a payment is significantly in arrears.

        Net bad debt losses from rent-to-rent rentals as a percentage of rent-to-rent rental revenues were approximately 1.4%, 2.7%, 2.1%, and 1.9% for the three months ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively. We do not extend credit to sales and lease ownership customers. For the same periods, net merchandise shrinkage as a percentage of combined rental revenues was 2.3%, 2.5%, 2.5% and 2.2%, respectively. We believe that our collection and repossession policies comply with applicable legal requirements, and we discipline any employee that we discover deviating from such policies.

  Customer Service

        We believe that customer service is one of the most important elements in the success of our sales and lease ownership and rent-to-rent businesses. Customer satisfaction is critical because the customer usually has the option of returning the rented merchandise at any time. Our goal is to make our customers feel positive about Aaron Rents and its products from the moment they enter our showrooms. Items are serviced at no charge to the customer, and quick, free delivery is available in many cases. In order to increase rentals at existing stores, we foster relationships with existing customers to attract recurring business, and many new rental and lease ownership agreements are attributable to repeat customers.

        Because of the importance of customer service, we believe that a prerequisite for successful operations and growth is skilled, effective employees who value our customers and project a genuine desire to serve customers needs. Our Aaron's Sales & Lease Ownership division has nine training facilities where store managers and employees cover all areas of our operations, with a heavy emphasis on customer service. We also initiated a training program we call Aaron's University designed to provide a uniform customer service experience regardless of the store location or whether company-operated or franchised. Standardizing operating procedures throughout our system is a primary focus of Aaron's University. We have also instituted a 13-course curriculum for sales and lease ownership managers. The rent-to-rent division's sales and management training programs have similar training conducted at our Atlanta headquarters. Our policy of promoting from within aids in employee retention and commitment to customer service and other business philosophies, which also allows us to realize greater benefits from our employee training programs.

Purchasing and Distribution

        Our product mix is determined by store managers in consultation with regional managers and regional vice presidents, based on an analysis of customer demands. In our rent-to-rent division, furniture is the primary merchandise category, accounting for approximately 93% of rent-to-rent revenues for the year ended December 31, 2001.

        The following table shows the percentage of sales and lease ownership division revenues from fiscal 2001 attributable to different merchandise categories:

Merchandise Category	Percentage of 2001 Revenues
Electronics and appliances	55%
Furniture	37
Computers	7
Other	1

        We purchase the majority of our merchandise directly from manufacturers, with the balance from local distributors. Our largest supplier is our own MacTavish Furniture Industries division, which supplies nearly one-half of the furniture we rent or sell. We have no long-term agreements for the purchase of merchandise and believe that our relationships with suppliers are good.

        Rent-to-rent stores receive merchandise directly from vendors who ship to the stores' attached warehouses. Sales and lease ownership operations utilize distribution centers to control merchandise. All company-operated sales and lease ownership stores receive orders directly from our seven distribution centers located in Auburndale, Florida; Dallas and Sugarland, Texas; Duluth, Georgia; Columbus, Ohio; Baltimore, Maryland and Winston-Salem, North Carolina. We plan to open three other distribution centers in 2002. Most of our stores are within a 250-mile radius of a distribution center, assuring timely shipment of supplies to the stores and fast delivery of orders to customers.

        Sales and lease ownership stores typically have smaller warehouses with less merchandise storage space than our rent-to-rent stores. Vendors ship directly to the distribution centers.

        We realize freight savings from truckload discounts and more efficient distribution of merchandise by using distribution centers. We use our own tractor-trailers, local delivery trucks, and various contract carriers to make weekly deliveries to individual stores.

Legal Proceedings

        We have an action pending against us in Escambia County, Florida alleging technical violations of the Florida consumer collections practices act and related claims, seeking certification as a class action and alleging statutory damages of $500 per violation. In March 2002, the court awarded us summary judgment on the merits of the case and denied certification of the class. The case remains on appeal, and a second action filed on behalf of the same putative class has been stayed pending the outcome of that appeal. We believe the summary judgment will be upheld on appeal and that we will not incur any material liability in connection with these claims; however, given the novelty of the action and the uncertainty of consumer class actions, there can be no assurance that such will be the case.

        From time to time, we are party to various other legal proceedings arising in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth our directors and executive officers, their ages and positions:

Name	Age	Position
R. Charles Loudermilk, Sr.	74	Chairman of the Board of Directors and Chief Executive Officer
Robert C. Loudermilk, Jr.	43	President, Chief Operating Officer and Director
Gilbert L. Danielson	55	Executive Vice President, Chief Financial Officer and Director
William K. Butler, Jr	49	President of Aaron's Sales & Lease Ownership Division and Director
James L. Cates	51	Vice President, Director of Risk Management and Secretary
Eduardo Quinones	41	President of Aaron Rents' Rent-to-Rent Division
David M. Rhodus	53	Vice President, General Counsel
B. Lee Landers	43	Vice President, Chief Information Officer
Robert P. Sinclair, Jr.	40	Vice President, Corporate Controller
Mitchell S. Paull	44	Senior Vice President
Ronald W. Allen	60	Director
Leo Benatar*+	72	Director
Earl Dolive+	84	Director
J. Rex Fuqua	52	Director
Ingrid Saunders Jones*	56	Director
M. Collier Ross+	75	Director

*
Member of the stock option committee
+
Member of the audit committee

        Mr. Loudermilk, Sr. has served as Chairman of the board and Chief Executive Officer of Aaron Rents since our incorporation in 1962. From 1962 to 1997, he was also President of Aaron Rents. He has been a director of America's Mart Corporation, a company in the wholesale trade and retail industry, owner and manager of the Atlanta Merchandise Mart, a wholesale market, since 1996. He is one of the founders and Chairman of the board of The Buckhead Community Bank, and formerly the Chairman of the board of directors of the Metropolitan Atlanta Rapid Transit Authority.

        Mr. Loudermilk, Jr., has served as a director of Aaron Rents since 1983, and as President and Chief Operating Officer since 1997. From 1993 to 1997, he was Vice President, Real Estate of Aaron Rents. From 1992 to 1993, he was a self-employed real estate investor. From 1990 to 1991, Mr. Loudermilk, Jr., was Executive Vice President of Ball Stalker Co., then a subsidiary of Aaron Rents.

        Mr. Danielson has served as Vice President, Finance and Chief Financial Officer and director of Aaron Rents since 1990. He was named Executive Vice President in 1998. He has also served as a director of Abrams Industries, Inc., a company engaged in commercial construction, real estate investment and development, and energy management, since 2000.

        Mr. Butler joined Aaron Rents in 1974 as a Store Manager. He served as Vice President of the Aaron's Rental Purchase Division from 1986 to 1995 and currently is President of that Division, now known as the Aaron's Sales & Lease Ownership Division. Mr. Butler has served as a director of Aaron Rents since 2000.

        Mr. Cates has served as Director of Risk Management since 1990, Vice President since 1994, and Secretary of Aaron Rents since 1999.

        Mr. Quinones joined Aaron Rents in 1985 as a Store Manager. He served as Vice President of the Rent-to-Rent Division from 1989 until becoming President of that Division in 2000.

        Mr. Rhodus has served as Vice President, General Counsel since 1999. He was a senior attorney for Alumax, Inc., an aluminum products manufacturing company, from 1998 to 1999 and Vice President and General Counsel for Atlantax Systems, Inc., a business tax services company, from 1993 to 1998.

        Mr. Landers has served as Vice President, Chief Information Officer since 1999. Prior to 1999, he held various engineering and technology management positions with The Southern Company, a regional energy company.

        Mr. Sinclair has served as Controller of Aaron Rents since 1990, Chief Financial Officer of the Aaron's Rental Purchase Division from 1995 to 1999, and Vice President, Corporate Controller since 1999.

        Mr. Paull served as Vice President-Treasurer of Aaron Rents from 1991 until 1999. From 1999 to 2000, Mr. Paull served as Chief Financial Officer and Vice President Finance and Administration of the Winter Group of Companies, LLC, a real estate development and construction company and then as Chief Financial Officer and Vice President—Finance for Career Fair, a computer software company. Mr. Paull rejoined Aaron Rents as Senior Vice President in 2001.

        Mr. Allen has served as a director of Aaron Rents since 1997. He was Chairman and Chief Executive Officer of Delta Air Lines, an international air passenger carrier, from 1987 to 1997. He also served as President of Delta from 1983 to 1987 and from 1993 to 1997, and Chief Operating Officer from 1983 to 1997. He currently serves as a director of The Coca-Cola Company.

        Mr. Benatar has served as a director of Aaron Rents since 1994. He has been an associated consultant with A.T. Kearney, Inc., a management consultant and executive search company, since 1996. He was Chairman of Engraph, Inc., a maker of consumer packages, and served as Chief Executive Officer of that company from 1981 to 1995. Mr. Benatar serves as a director of Interstate Bakeries Corporation, a baker and distributor of fresh bakery products, Mohawk Industries, Inc., a designer and manufacturer of carpets and rugs, and Paxar Corporation, a provider of merchandising systems to retailers and apparel manufacturers. He previously served as Chairman of the Federal Reserve Bank of Atlanta.

        Mr. Dolive has served as a director of Aaron Rents since 1977. He currently serves as a director of Greenway Medical Technologies, Inc., a provider of web-based healthcare management software, and as director Emeritus of Genuine Parts Company, a distributor of automobile replacement parts. Prior to his retirement in 1988, he was Vice Chairman of the board of Genuine Parts Company.

        Mr. Fuqua has served as a Director of Aaron Rents since 1996. He has been President and Chief Executive Officer of Realan Capital Corporation, a privately held real estate investment corporation, since 1985. He also has been President and Chief Executive Officer of Fuqua Capital Corporation, a privately held investment management corporation, since 1987. Previously, he was Chairman of the board of directors of Fuqua Enterprises, Inc., a company engaged in the manufacture and sale of medical products. Mr. Fuqua serves as a Director of Graham-Field Health Products, Inc., a medical supply manufacturer.

        Ms. Jones has served as a director of Aaron Rents since 1995. She has been Senior Vice President of Corporate External Affairs of The Coca-Cola Company and Chairperson of The Coca-Cola Foundation since 1991. Previously, she was an Assistant Vice President of The Coca-Cola Company.

        Gen. Ross has served as a director of Aaron Rents since 1996. He has been a self-employed management consultant since 1992. He is the former Executive Vice President of Sidwell-Ross and Associates, Inc., a management and technical consulting firm. Gen. Ross retired from the United States Army in 1983 as a Lt. General after 39 years of distinguished service.

        There are no family relationships among any of the executive officers and directors of the company, except that Robert C. Loudermilk, Jr. is the son of R. Charles Loudermilk, Sr.

SELLING SHAREHOLDER

        Mr. R. Charles Loudermilk, Sr., our Chief Executive Officer and Chairman of the Board is the selling shareholder in this offering. Mr. Loudermilk is offering 500,000 shares of his common stock. The following table shows the amount of Class A common stock and common stock that Mr. Loudermilk beneficially owns before the offering and after the offering. Percentages are based on outstanding common shares as of May 14, 2002.

		Before the Offering			After the Offering
Shareholder	Class of Common Stock	Shares Beneficially Owned	Percent of Class Outstanding	Shares to be Sold in Offering	Shares Beneficially Owned	Percent of Class Outstanding
R. Charles Loudermilk, Sr.	Class A	2,381,612	63.8%	—	2,381,612	63.8%
	Common	1,983,779	12.0%	500,000	1,483,779	8.3%

        The table does not reflect that the common stock may be converted, on a share for share basis, into shares of Class A stock:

  •
  by resolution of the board of directors if either the common stock or Class A stock is excluded from listing on any national exchange that it is then traded on because of the existence of the Class A stock

  •
  automatically if the outstanding shares of Class A stock fall below 10% of the total outstanding of both the common stock and Class A stock

        The shares of common stock beneficially owned by Mr. Loudermilk include currently exercisable options to purchase 245,000 shares of common stock and 4,973 shares of common stock held by Mr. Loudermilk's spouse.

        Upon completion of this offering, Mr. Loudermilk will continue to be able to elect all of the directors of, and otherwise effectively control, Aaron Rents. Because the common stock is non-voting, Mr. Loudermilk will continue to be able to sell additional shares of common stock in the future without adversely affecting his voting percentage.

        We purchased a parcel of land in 2000 and finished construction in 2001 of an approximately 50,000 square foot building which accommodates our financial and information technology operations. The cost of this land and building was approximately $6.1 million. During April 2002, we sold the land and building to a limited liability company whose sole members are Mr. Loudermilk, Sr. and his son, Mr. Robert C. Loudermilk, Jr. for approximately $6.3 million. We loaned $1 million to the limited liability company to partially finance the purchase. We are leasing this facility from the company under a 15 year lease with a current rent of approximately $60,000 per month.

        We lease a 49,000 square foot building housing two stores in Alexandria, Virginia from a general partnership of which Mr. Loudermilk, Sr. is a 25% partner under a ten-year lease expiring in 2008. The basic monthly rental for the property is $17,726, subject to increase every five years based on the consumer price index, but not to exceed 25%. We pay all insurance, taxes, assessments, and other charges related to the property as additional rent under the lease. We believe that these lease terms are as favorable as those that could have been obtained at the same time from unaffiliated parties.

        Two irrevocable trusts each hold a cash value life insurance policy on the life of Mr. Loudermilk, Sr., the aggregate face value of which is $4,400,000. Aaron Rents and the trustee of the trusts are parties to split-dollar agreements pursuant to which we have agreed to make all payments on the policies until Mr. Loudermilk, Sr.'s death. Upon his death, we will receive the aggregate cash value of the policies, which as of December 31, 2001 represented $1,580,292. The remainder of the policies will be payable to the trusts or beneficiaries of the trusts. We paid premiums on these policies during the years ended December 31, 1999, 2000 and 2001 totaling $195,050, $219,286 and $231,116, respectively.

        We believe that the transactions described above are as favorable as those that could have been obtained at the same time from unaffiliated parties.

DESCRIPTION OF CAPITAL STOCK

        We are authorized under our articles of incorporation to issue 50 million shares of common stock, par value $.50 per share, consisting of 25 million shares of voting Class A common stock and 25 million shares of non-voting common stock. We are also authorized to issue 1 million shares of preferred stock, par value $1.00 per share. On May 14, 2002, we had issued and outstanding 16,230,901 shares of common stock, 3,731,706 shares of Class A stock and no shares of preferred stock.

        Shareholders' rights and related matters are governed by the Georgia Business Corporation Code, our articles of incorporation and by-laws. Some of the provisions of our articles of incorporation and by-laws, which are summarized below, could prevent a change in control of the company. The total effect of these terms could make it more difficult for any person or entity to acquire or exercise control of us and to make changes in management more difficult. The following summary is qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated by-laws, which set forth the full rights, powers and limitations of each class of our capital stock.

Common Stock and Class A Common Stock

  Voting

        The Class A stock has one vote per share on all matters submitted to our shareholders, except to the extent voting rights may be affected by the common stock protection feature described below. Holders of our common stock are not entitled to any vote except as described below or as otherwise required by law.

        Actions submitted to a vote of shareholders are generally voted upon only by holders of Class A stock. As a result, the holders of Class A stock may elect, by plurality of the votes cast, the entire board of directors. In addition, the Class A holders may approve, by the affirmative vote of a majority of the votes entitled to be cast, any merger, liquidation or similar transaction involving Aaron Rents. The holders of Class A stock may also, by the affirmative vote of a majority of the votes entitled to be cast, amend our articles of incorporation. However, amendments adversely affecting the rights of the common stock shareholders would also require the affirmative vote of two-thirds of the outstanding shares of common stock voting as a separate class.

        Under our articles of incorporation, holders of common stock are not entitled to vote on any matters, except for amendments to our articles of incorporation:

  •
  adversely changing the designation, rights, preferences or limitations of the common stock

  •
  modifying, in any manner that may adversely affect the common stock, the common stock protections described below

  •
  decreasing the aggregate number of authorized shares of common stock below the number of shares of common stock outstanding at that time

  Dividends and Other Distributions

        Our articles of incorporation permit:

  •
  payment of a cash dividends to the holders of our common stock without paying any dividend on the Class A stock

  •
  payment of cash dividends on the common stock that are higher than any dividend paid on the Class A stock

        We may not pay cash dividends on our Class A stock unless they are equal to or lower than the dividends paid on the common stock.

        Any dividends or other distributions payable in any class of our capital stock to the holders of either class of our common stock must be paid in like form and equal amounts on both classes of common stock. However, dividends or other distributions payable on our common stock in shares of common stock may be made only as follows:

  •
  in shares of common stock to the holders of both Class A stock and common stock

  •
  in shares of Class A stock to the holders of Class A stock, and in shares of common stock to the holders of common stock

  •
  in any other authorized class or series of capital stock to the holders of both classes of common stock

        Our Class A stock and common stock share equally with respect to distributions in cash, stock or property in connection with any recapitalization of Aaron Rents and upon liquidation or dissolution of Aaron Rents. Neither the Class A stock nor the common stock may be split, subdivided or combined unless the other is proportionately split, subdivided or combined.

  Mergers, Consolidations and Share Exchanges

        Each holder of our common stock is entitled to receive the same amount and form of consideration per share as the per share consideration, if any, received by any holder of the Class A stock if we engage in a merger or consolidation or statutory share exchange involving our common stock.

  The Common Stock Protection Feature

        Voting rights disproportionate to equity ownership may be acquired through acquisitions of Class A stock without corresponding purchases of common stock. The common stock protection feature is intended to make it more difficult for a buyer who has not acquired a proportionate share of our common stock to acquire a significant block—20% or more—of our Class A stock. Although the common stock protection feature might make us a less attractive target for a takeover bid, it is intended to help reduce or eliminate any disparity in the prices at which the two classes of common stock might trade and to give holders of the common stock the opportunity to participate in any premium that might be paid for a significant block of the Class A stock.

        If any person or group acquires beneficial ownership of 20% or more of the Class A stock and the person or group does not own an equal or greater percentage of common stock, the common stock protection feature requires that the buyer commence a public tender offer to acquire enough additional shares of our common stock so that the buyer would own a corresponding percentage of the common stock within a 90-day period beginning the day after acquiring the block of Class A stock. This feature does not apply to people or groups who acquire Class A stock upon issuance from us, by operation of law, by will or the laws of descent and distribution, by charitable contribution or gift, or by foreclosure of a bona fide loan.

        If the acquiror fails to commence the tender offer, the voting rights of the shares of Class A stock beneficially owned by the acquiror that exceed his, her or its comparable percentage of common stock will be suspended until the tender offer is completed or until the holder disposes of the Class A stock that triggered the feature. Neither the requirement to commence a tender offer nor the related penalty applies to any increase in percentage ownership of Class A stock resulting solely from a change in the total amount of Class A stock outstanding. An acquiror of 20% or more of the Class A stock is also required to commence a tender offer if the acquiror obtains an additional 5% of the Class A stock after the last acquisition which triggered the tender offer requirement, if that acquiror does not own an equal or greater percentage of common stock. This feature also does not apply to people or groups who acquire Class A stock upon issuance from us, by operation of law, by will or the laws of descent and distribution, by charitable contribution or gift, or by foreclosure of a bona fide loan.

        The feature does not apply to a shareholder who beneficially owned 20% or more of the Class A stock on or before October 31, 1992. In order for the common stock protection features to apply to a shareholder who owns 20% or more on or before that date, the shareholder would have to acquire beneficial ownership of an additional 20%, on top of the shareholder's interest at October 31, 1992.

        The common stock protection feature does not prevent anyone from acquiring a significant or controlling interest in us, provided the person or group acquires a proportionate percentage of the common stock, undertakes a tender offer or is willing to forego some Class A voting rights, as provided by the common stock protection feature. If a tender offer is required, the purchase price the acquiror might have to pay might be higher than the price at which the acquiror might otherwise be able to buy an identical amount of common stock. Consequently, the tender offer requirement could make an acquisition of a significant or controlling interest in Aaron Rents more expensive and, if a tender offer is required, time consuming, than if the requirement did not exist. This might deter a person or group from acquiring a significant or controlling interest in us. Moreover, by restricting an acquiror's ability to buy a significant interest in the Class A stock by paying a "control premium" for the Class A stock without acquiring, or paying a similar premium for, common stock, the common stock protection feature should help to reduce any discount on either class of common stock.

  Convertibility

        Neither the Class A stock nor the common stock is convertible into another class of common stock or any other Aaron Rents security, except that the common stock could be converted into Class A stock on a share-for-share basis:

  •
  by resolution of the board of directors if either the common stock or the Class A stock is excluded from listing on any national exchange that it is then traded on because of the existence of the Class A stock

  •
  automatically if the outstanding shares of Class A stock fall below 10% of the total outstanding of both the common stock and Class A stock

        Upon any such conversion, the voting interest of the holders of Class A stock would be diluted, and to the extent that the market price of one class exceeds the other immediately prior to such conversion, the market price of the higher priced class may be decreased.

  Preemptive Rights

        The holders of our Class A stock and common stock do not have preemptive rights enabling them to subscribe for or receive shares of any class of our stock or any other securities convertible into shares of any class of our stock.

Preferred Stock

        Our board of directors may, without approval of our shareholders, from time to time authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, powers, preferences and limitations as our board of directors may determine. Because the board of directors has the power to establish the preferences, powers and rights of each series of preferred stock, it may give to the holders of any such series preferences, powers and rights, voting or otherwise, senior to the rights of holders of either class of our common stock. Although the board of directors has no present intention of doing so, it could issue preferred stock that could discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interest or in which the shareholders might receive a premium for their stock over its market price.

Limitation of Directors' Liability

        Our articles of incorporation eliminate, subject to exceptions under Georgia law, the liability of our directors to our shareholders or any other person for breach of any duty as a director, whether as a fiduciary or otherwise. Georgia law provides that no provision in our articles of incorporation or by-laws shall eliminate or limit the liability of a director for:

  •
  any appropriation, in violation of the director's duties, of any business opportunity of the company

  •
  acts or omissions which involve intentional misconduct or a knowing violation of law

  •
  unlawful corporate distributions

  •
  any transaction from which the director received an improper benefit

        Liability for monetary damages would remain unaffected by the articles of incorporation if liability is based on any of these grounds. Liability for monetary damages for violations of federal securities laws also remains unaffected. This provision of the articles of incorporation will limit the remedies available to a shareholder dissatisfied with a board decision which is protected by this provision, and a shareholder's only remedy in such a circumstance may be to bring a suit to prevent the board's action. In many situations, this remedy may not be effective, for example, when shareholders are not aware of a transaction or an event until it is too late to prevent it. In these cases, the shareholders and Aaron Rents could be injured by a board decision and have no effective remedy.

Transfer Agent

        The transfer agent and registrar for our Class A stock and common stock is SunTrust Bank, Atlanta, Georgia.

UNDERWRITING

        The underwriters named below have severally and not jointly agreed with us and the selling shareholder, subject to the terms and conditions set forth in an underwriting agreement, to purchase from us and the selling shareholder the number of shares of common stock set forth opposite their names below.

Underwriter	Number of Shares
First Union Securities, Inc
SunTrust Capital Markets, Inc.
BB&T Capital Markets, a Division of Scott & Stringfellow, Inc.

Total	2,000,000

        The underwriters have agreed to purchase all of the shares referred to above, namely 1,500,000 shares from us and 500,000 shares from the selling shareholder, if any of those shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The shares of common stock are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

        First Union Securities, Inc. (acting under the trade name Wachovia Securities) is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional, and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

        Commissions and Discounts.    The underwriters have advised us and the selling shareholder that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession of not more than $        per share, of which $                  may be reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be changed.

        The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us and to the selling shareholder, both on a per share basis and in total, assuming either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

        The expenses of this offering, not including the underwriting discounts and commissions, are estimated at $225,000 and are payable by us and the selling shareholder, with the selling shareholder paying his pro rata share of the SEC registration, NASD filing and New York Stock Exchange listing fees and our paying all other expenses.

        Over-allotment Option.    We and the selling shareholder have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 225,000 and 75,000 additional shares of common stock, respectively, at the same price per share as we and the selling shareholder will receive for the 2,000,000 shares that the underwriters have agreed to purchase, less the underwriting discounts and commissions shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase approximately the same percentage of the additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 2,000,000 shares offered by this prospectus.

        Indemnity.    We and the selling shareholder have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

        Lock-up Agreements.    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or Class A stock, or any securities convertible into or exchangeable or exercisable for any shares of our common stock or Class A stock, or publicly announce or disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of First Union Securities, Inc., for a period of 90 days after the date of this prospectus. There are the following exceptions to the lock-up:

  •
  grants of employee stock options, restricted stock or stock appreciation rights with respect to common stock pursuant to the terms of a plan in effect as of the date of this prospectus

  •
  issuance of common stock pursuant to the exercise of any employee stock option granted pursuant to the terms of a plan in effect as of the date of this prospectus

  •
  the public announcement and related filings of registration statements with respect to any of these issuances

        Our directors and executive officers have agreed that they will not offer, sell, pledge or otherwise dispose of any shares of our common stock or Class A stock, enter into any transaction that would have the same effect or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of their ownership of our common stock or Class A stock, whether any of these transactions are to be settled by delivery of the common stock or Class A stock, in cash or otherwise, or publicly announce or disclose the intention to make any offer, sale, pledge or disposition of common stock or Class A stock, or to enter into any transaction, swap, hedge or other arrangement, without the prior written consent of First Union Securities, Inc., for a period of 90 days after the date of this prospectus, except that these directors and executive officers may transfer shares to family members, to trusts and may make gifts of the shares so long as the recipients of the shares agree to be bound by the lock-up restrictions described in this paragraph.

        First Union Securities, Inc., may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the shares or other securities subject to the lock-up agreements.

        Trading Market for our Common Stock.    Our common stock is listed on the New York Stock Exchange under the symbol "RNT."

        Stabilization.    The underwriters have advised us that, pursuant to Regulation M under the Securities Exchange Act, certain persons participating in this offering may engage in transactions,

including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market.

  •
  A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock

  •
  A "syndicate covering transaction" is a bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering

  •
  A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter in connection with this offering if the common stock originally sold by that underwriter is purchased by the underwriters in a syndicate covering transactions and has therefore not been effectively placed by that underwriter

        The underwriters have advised us that these transactions may be effected on the New York Stock Exchange or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above and these transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.

        Other Relationships.    Affiliates of First Union Securities, Inc., SunTrust Capital Markets, Inc. and BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., are lenders under our revolving credit facility. Because more than 10% of the net proceeds from this offering may be deemed, under the NASD Conduct Rules, to be paid to these affiliates because of repayments by us of amounts outstanding under the revolving credit facility and the possible payment of related interest rate swap agreement termination fees, this offering is being made in compliance with Rule 2710(c)(8) of the NASD Conduct Rules, which provides for an exception to conflicts-of-interest prohibitions for offerings of securities that are subject to bona fide independent markets.

        Some of the underwriters and their affiliates have provided financial advisory, commercial or investment banking or other financial services to us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in other transactions with us and perform other services for us in the ordinary course of their business.

LEGAL MATTERS

        The legality of the shares of common stock offered in this prospectus will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. Certain legal matters related to the offering will be passed upon for the underwriters by Hunton & Williams, Atlanta, Georgia.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and registration statement and included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference and included in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to incorporate by reference information into this prospectus. This means that we may refer you to important information about us provided in other documents on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, unless that information has been updated in the prospectus. In addition, we may, from time to time, update information contained in this prospectus or in another document that is incorporated by reference. Whenever we file a document with the SEC that updates information in this prospectus or in any other document incorporated by reference, the new information will be considered to replace the old information. Any statement in this document that is subsequently updated will no longer be considered a part of this prospectus.

        The following documents are incorporated by reference into this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2001

  •
  our Quarterly Report on Form 10-Q for the three months ended March 31, 2002

  •
  all documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before this offering terminates

        On request, we will provide, at no cost to each person who receives a copy of this prospectus, a copy of any and all of the documents incorporated by reference into this prospectus. We will not provide exhibits to any of these documents, however, unless the exhibits are specifically incorporated by reference into this prospectus. Requests for copies should be addressed to: Corporate Secretary, Aaron Rents, Inc., 309 E. Paces Ferry Road, Atlanta, Georgia 30305, telephone number (404) 231-0011.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the shares of common stock Aaron Rents and the selling shareholder are offering. This prospectus does not contain all of the information in that registration statement. For further information about Aaron Rents and the shares of common stock offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC at the public reference facilities and Internet site we refer to below. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which reference is made are not complete. Those statements are qualified in their entirety by reference to the complete text of those documents.

        We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any materials we file with the SEC, including the registration statement that includes this prospectus, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also obtain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC from the SEC's internet site. The address of that site is http://www.sec.gov.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	(Unaudited) March 31, 2002	December 31, 2001
ASSETS
Cash	$92	$93
Accounts Receivable	21,640	25,411
Rental Merchandise	395,332	392,532
Less: Accumulated Depreciation	(134,971)	(133,600)

	260,361	258,932
Property, Plant and Equipment, Net	76,577	77,282
Goodwill, Net	22,273	22,096
Prepaid Expenses and Other Assets	10,003	13,382

Total Assets	$390,946	$397,196

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts Payable and Accrued Expenses	$71,605	$65,344
Dividends Payable	—	399
Deferred Income Taxes Payable	25,625	20,963
Customer Deposits and Advance Payments	14,055	12,810
Bank Debt	50,300	72,397
Other Debt	4,312	5,316

Total Liabilities	165,897	177,229
Commitments and Contingencies
Shareholders' Equity
Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 18,270,987	9,135	9,135
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 5,361,761	2,681	2,681
Additional Paid-in Capital	53,918	53,846
Retained Earnings	203,242	197,321
Accumulated Other Comprehensive Loss	(1,516)	(1,954)

	267,460	261,029
Less: Treasury Shares at Cost,
Common Stock, 2,075,486 Shares at March 31, 2002 and 2,130,421 Shares at December 31, 2001	(26,507)	(26,826)
Class A Common Stock, 1,630,055 Shares at March 31, 2002 and 1,532,255 Shares at December 31, 2001	(15,904)	(14,236)

Total Shareholders' Equity	225,049	219,967

Total Liabilities and Shareholders' Equity	$390,946	$397,196

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share) (Unaudited)

	Three Months Ended March 31,
	2002	2001
REVENUES
Rentals and Fees	$112,502	$102,068
Retail Sales	17,015	17,276
Non-Retail Sales	22,463	17,946
Other	4,683	4,127

	156,663	141,417
COSTS AND EXPENSES
Retail Cost of Sales	12,378	12,222
Non-Retail Cost of Sales	20,828	16,729
Operating Expenses	73,134	66,554
Depreciation of Rental Merchandise	39,700	32,482
Interest	1,166	1,628

	147,206	129,615

Earnings Before Taxes	9,457	11,802
Income Taxes	3,536	4,473

Net Earnings	$5,921	$7,329

Earnings Per Share	$.30	$.37
Earnings Per Share Assuming Dilution	.29	.37
Cash Dividends Declared Per Share
Common Stock	—	—
Class A Common Stock	—	—
Weighted Average Shares Outstanding	19,912	19,870
Weighted Average Shares Outstanding Assuming Dilution	20,192	20,074

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands) (Unaudited)

	Three Months Ended March 31,
	2002	2001
OPERATING ACTIVITIES
Net Earnings	$5,921	$7,329
Depreciation and Amortization	43,639	36,063
Deferred Income Taxes	4,662	3,793
Change in Accounts Payable and Accrued Expenses	6,699	(1,402)
Change in Accounts Receivable	3,771	235
Other Changes, Net	4,673	1,094

Cash Provided by Operating Activities	69,365	47,112

INVESTING ACTIVITIES
Additions to Property, Plant and Equipment	(5,784)	(8,357)
Book Value of Property Retired or Sold	2,558	1,158
Additions to Rental Equipment	(75,527)	(66,243)
Book Value of Rental Equipment Sold	34,636	37,225
Contracts and Other Assets Acquired	(422)	(4,886)

Cash Used by Investing Activities	(44,539)	(41,103)

FINANCING ACTIVITIES
Proceeds from Revolving Credit Agreement	16,171	103,228
Repayments on Revolving Credit Agreement	(38,268)	(108,278)
Decrease in Other Debt	(1,004)	(569)
Dividends Paid	(399)	(399)
Acquisition of Treasury Stock	(1,667)	—
Issuance of Stock Under Stock Option Plans	340	8

Cash Used by Financing Activities	(24,827)	(6,010)

Decrease in Cash	(1)	(1)
Cash at Beginning of Period	93	95

Cash at End of Period	$92	$94

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of Aaron Rents, Inc. (the Company) and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        The Consolidated Balance Sheet as of March 31, 2002, and the Consolidated Statements of Earnings and Cash Flows for the quarter ended March 31, 2002 and 2001, have been prepared without audit. In the opinion of management, all adjustments necessary to present fairly the financial position, results of operations and cash flows at March 31, 2002 and for all periods presented have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001. The results of operations for the period ended March 31, 2002 are not necessarily indicative of the operating results for the full year.

NOTE B: ACCOUNTING CHANGE

        Effective January 1, 2002, the Company prospectively changed its method of depreciation for sales and lease ownership rental merchandise. Previously, all sales and lease ownership rental merchandise began being depreciated when received at the store over a period of the shorter of 36 months or the length of the rental period(s), to a salvage value of zero. Due to changes in the business, the Company changed the depreciation method such that sales and lease ownership rental merchandise received into a store begins being depreciated at the earlier of the expiration of twelve months from the date of acquisition, or upon being subject to a sales and lease ownership agreement. Under the previous and the new depreciation method, rental merchandise in distribution centers does not begin being depreciated until twelve months from the date of acquisition. The Company believes the new depreciation method results in a better matching of the costs of rental merchandise with the corresponding revenue. The change in method of depreciation had the effect of increasing net earnings by approximately $504,000, or approximately $.02 diluted earnings per share, for the three month period ended March 31, 2002.

NOTE C: ADOPTION OF NEW ACCOUNTING PRINCIPLES

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") Goodwill and Intangible Assets. The Company performed Step 1 of the required transitional impairment test under SFAS 142 using a combination of the market value and comparable transaction approaches to business enterprise valuation. The Company concluded that the enterprise fair values of the Company's reporting units was greater than the carrying value, and accordingly no further impairment analysis was considered necessary. The Company also adopted the non-amortization provisions of SFAS 142.

        A reconciliation of net earnings and earnings per common share, adjusted to exclude goodwill amortization expense, net of tax, for the period prior to adoption is as follows:

	Three months ended March 31,
	2002	2001
Net earnings	$5,921	$7,329
Amortization of goodwill, net of tax	—	137

Adjusted net earnings	$5,921	$7,466

Basic:
Net earnings per common share	$0.30	$0.37
Amortization of goodwill, net of tax	—	0.01

Adjusted earnings per common share	$0.30	$0.38

Diluted:
Net earnings per common share	$0.29	$0.37
Amortization of goodwill, net of tax	—	0.01

Adjusted earnings per common share	$0.29	$0.38

        Effective January 1, 2002, the Company also adopted Statement of Financial Accounting Standards No. 144 ("SFAS 144") Accounting for the Impairment and Disposal of Long-Lived Assets. The adoption of SFAS 144 had no effect on the Company's financial statements.

NOTE D: BANK DEBT

        In March 2002, in connection with the repayment of borrowings under the Company's revolving credit agreement, the Company redesignated interest rate swap agreements with a notional amount of $20 million as a cash flow hedge of the Company's variable payment-based construction and lease facility. The variable payment construction and lease facility is LIBOR-based and, accordingly, this swap redesignation effectively fixes the lease payments.

NOTE E: SUBSEQUENT EVENTS

        On April 5, 2002 the Company entered into a sale-leaseback transaction with a company controlled by the Company's controlling shareholder and another officer of the Company. The carrying value of the land and building sold was approximately $6.1 million. The Company recognized a gain on the sale of $180,000 which will be deferred and subsequently recognized over the term of the lease agreement. In connection with the transaction the Company loaned the purchaser $1.0 million.

REPORT OF INDEPENDENT AUDITORS

        To the Board of Directors and Shareholders of Aaron Rents, Inc.:

        We have audited the accompanying consolidated balance sheets of Aaron Rents, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aaron Rents, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

  Atlanta, Georgia
  February 21, 2002

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	Year Ended December 31,
	2001	2000
ASSETS
Cash	$93	$95
Accounts Receivable	25,411	23,637
Rental Merchandise	392,532	381,930
Less: Accumulated Depreciation	(133,600)	(114,217)

	258,932	267,713
Property, Plant and Equipment, Net	77,282	63,174
Goodwill, Net	22,096	17,672
Prepaid Expenses and Other Assets	13,382	8,088

Total Assets	$397,196	$380,379

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts Payable and Accrued Expenses	$65,344	$34,693
Dividends Payable	399	399
Deferred Income Taxes Payable	20,963	20,986
Customer Deposits and Advance Payments	12,810	10,994
Bank Debt	72,397	100,000
Other Debt	5,316	4,769

Total Liabilities	177,229	171,841
Commitments and Contingencies
Shareholders' Equity
Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 18,270,987	9,135	9,135
Class A Common Stock, Par Value $.50 Per Share; Authorized: 25,000,000 Shares; Shares Issued: 5,361,761	2,681	2,681
Additional Paid-In Capital	53,846	53,662
Retained Earnings	197,321	185,782
Accumulated Other Comprehensive Loss	(1,954)	—

	261,029	251,260
Less: Treasury Shares at Cost,
Common Stock, 2,130,421 Shares at December 31, 2001 and 2,230,446 Shares at December 31, 2000	(26,826)	(28,486)
Class A Common Stock, 1,532,255 Shares at December 31, 2001 and December 31, 2000	(14,236)	(14,236)

Total Shareholders' Equity	219,967	208,538

Total Liabilities and Shareholders' Equity	$397,196	$380,379

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share)

	Year Ended December 31,
	2001	2000	1999
REVENUES
Rentals and Fees	$403,385	$359,880	$318,154
Retail Sales	60,481	62,417	62,296
Non-Retail Sales	66,212	65,498	45,394
Other	16,603	15,125	11,515

	546,681	502,920	437,359
COSTS AND EXPENSES
Retail Cost of Sales	43,987	44,156	45,254
Non-Retail Cost of Sales	61,999	60,996	42,451
Operating Expenses	276,682	227,587	201,923
Depreciation of Rental Merchandise	137,900	120,650	102,324
Interest	6,258	5,625	4,105

	526,826	459,014	396,057

Earnings Before Income Taxes	19,855	43,906	41,302
Income Taxes	7,519	16,645	15,700

Net Earnings	$12,336	$27,261	$25,602

Earnings Per Share	$.62	$1.38	$1.28
Earnings Per Share Assuming Dilution	.61	1.37	1.26

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except per share)

	Treasury Stock		Common Stock
					Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss
	Shares	Amount	Common	Class A
BALANCE, DECEMBER 31, 1998	(3,084)	$(31,740)	$9,135	$2,681	$54,284	$134,511	$—
Reacquired Shares	(860)	(12,673)	—	—	—	—	—
Dividends, $.04 per share	—	—	—	—	—	(800)	—
Reissued Shares	234	2,821	—	—	(103)	—	—
Net Earnings	—	—	—	—	—	25,602	—

BALANCE, DECEMBER 31, 1999	(3,710)	(41,592)	9,135	2,681	54,181	159,313	—
Reacquired Shares	(328)	(4,625)	—	—	—	—	—
Dividends, $.04 per share	—	—	—	—	—	(792)	—
Reissued Shares	275	3,495	—	—	(519)	—	—
Net Earnings	—	—	—	—	—	27,261	—

BALANCE, DECEMBER 31, 2000	(3,763)	(42,722)	9,135	2,681	53,662	185,782	—
Dividends, $.04 per share	—	—	—	—	—	(797)	—
Reissued Shares	100	1,660	—	—	184	—	—
Net Earnings	—	—	—	—	—	12,336	—
Unrealized Loss on Financial Instruments, Net of Income Taxes of $1,191	—	—	—	—	—	—	(1,954)

BALANCE, DECEMBER 31, 2001	(3,663)	$(41,062)	$9,135	$2,681	$53,846	$197,321	$(1,954)

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2001	2000	1999
OPERATING ACTIVITIES
Net Earnings	$12,336	$27,261	$25,602
Depreciation and Amortization	153,548	133,109	112,746
Deferred Income Taxes	1,168	6,576	6,599
Change in Accounts Payable and Accrued Expenses	27,320	(2,248)	3,480
Change in Accounts Receivable	(1,657)	(2,607)	(4,804)
Other Changes, Net	(3,357)	4,074	(3,330)

Cash Provided by Operating Activities	189,358	166,165	140,293
INVESTING ACTIVITIES
Additions to Property, Plant and Equipment	(34,785)	(23,761)	(21,030)
Book Value of Property Retired or Sold	6,605	7,326	5,833
Additions to Rental Merchandise	(237,912)	(279,580)	(218,933)
Book Value of Rental Merchandise Sold	115,527	115,601	95,840
Contracts and Other Assets Acquired	(12,125)	(14,273)	(11,393)

Cash Used by Investing Activities	(162,690)	(194,687)	(149,683)
FINANCING ACTIVITIES
Proceeds from Revolving Credit Agreement	161,672	198,403	180,213
Repayments on Revolving Credit Agreement	(189,275)	(170,628)	(158,399)
Increase (Decrease) in Other Debt	547	4,234	(781)
Dividends Paid	(797)	(792)	(816)
Acquisition of Treasury Stock	—	(4,625)	(12,673)
Issuance of Stock under Stock Option Plans	1,183	1,926	1,850

Cash (Used) Provided by Financing Activities	(26,670)	28,518	9,394

(Decrease) Increase in Cash	(2)	(4)	4
Cash at Beginning of Year	95	99	95

Cash at End of Year	$93	$95	$99

Cash Paid During the Year:
Interest	$6,183	$5,674	$4,025
Income Taxes	3,544	5,762	15,289

The accompanying notes are an integral part of the Consolidated Financial Statements.

AARON RENTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As of December 31, 2001 and 2000, and for the Years Ended December 31, 2001, 2000 and 1999.

        Basis of Presentation—The consolidated financial statements include the accounts of Aaron Rents, Inc. and its wholly-owned subsidiaries (the Company). All significant intercompany accounts and transactions have been eliminated. The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

        Line of Business—The Company is engaged in the business of renting and selling residential and office furniture, consumer electronics, appliances and other merchandise throughout the U.S. and Puerto Rico. The Company manufactures furniture principally for its rent-to-rent and sales and lease ownership operations.

        Rental Merchandise consists primarily of residential and office furniture, consumer electronics, appliances and other merchandise and is recorded at cost. The sales and lease ownership division depreciates merchandise over the agreement period, generally 12 to 24 months, when on rent, and 36 months, when not on rent, to a 0% salvage value. The rent-to-rent division depreciates merchandise over its estimated useful life which ranges from 6 months to 60 months, net of its salvage value which ranges from 0% to 60%. All rental merchandise is available for rental and sale.

        Property, Plant and Equipment are recorded at cost. Depreciation and amortization are computed on a straight-line basis over the estimated useful lives of the respective assets, which are from 8 to 40 years for buildings and improvements and from 1 to 5 years for other depreciable property and equipment. Gains and losses related to dispositions and retirements are expensed as incurred. Maintenance and repairs are also expensed as incurred; renewals and betterments are capitalized.

        Deferred Income Taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Such temporary differences arise principally from the use of accelerated depreciation methods on rental merchandise for tax purposes.

        Cost of Sales includes the net book value of merchandise sold, primarily using specific identification in the sales and lease ownership division and first-in, first-out in the rent-to-rent division. It is not practicable to allocate operating expenses between selling and rental operations.

        Shipping and Handling Costs—Shipping and handling costs are classified as operating expenses in the accompanying consolidated statements of operations and totaled approximately $18,965,000 in 2001, $17,397,000 in 2000, and $15,129,000 in 1999.

        Advertising—The Company expenses advertising costs as incurred. Such costs aggregated $14,204,000 in 2001, $11,937,000 in 2000, and $12,496,000 in 1999.

        Stock Based Compensation—The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations in accounting for its employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FAS 123). The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant and, accordingly, recognizes no compensation expense for the stock option grants. Income tax benefits resulting from stock option exercises credited to additional paid-in capital totaled approximately $288,000, $540,000, and $867,000, in 2001, 2000, and 1999, respectively.

        Excess Costs over Net Assets Acquired—Goodwill is amortized on a straight-line basis over a period of twenty years. Long-lived assets, including goodwill, are periodically reviewed for impairment based on an assessment of future operations. The Company records impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement of an impairment loss is based on the estimated fair value of the asset. Accumulated amortization at December 31, 2001 and 2000 was $2,607,000 and $1,498,000, respectively. (See Recently Issued Accounting Pronouncements.)

        Fair Value of Financial Instruments—The carrying amounts reflected in the consolidated balance sheets for cash, accounts receivable, bank and other debt approximate their respective fair values. The fair value of the liability for interest rate swap agreements, included in accounts payable and accrued expenses in the consolidated balance sheet, was approximately $3,145,000 at December 31, 2001, based upon quotes from financial institutions. At December 31, 2001 and 2000, the carrying amount for variable rate debt approximates fair market value since the interest rates on these instruments are reset periodically to current market rates.

        Revenue Recognition—Rental revenues are recognized as revenue in the month they are due. Rental payments received prior to the month due are recorded as deferred rental revenue. The Company maintains ownership of the rental merchandise until all payments are received under sales and lease ownership agreements. Revenues from the sale of residential and office furniture and other merchandise are recognized at the time of shipment.

        Derivative Instruments and Hedging Activities—From time to time, the Company uses interest rate swap agreements to synthetically manage the interest rate characteristics of a portion of its outstanding debt and to limit the Company's exposure to rising interest rates. The Company designates at inception that interest rate swap agreements hedge risks associated with future variable interest payments and monitors each swap agreement to determine if it remains an effective hedge. The effectiveness of the derivative as a hedge is based on a high correlation between changes in the value of the underlying hedged item. The ineffectiveness related to the Company's derivative transactions is not material. The Company records amounts to be received or paid as a result of interest swap agreements as an adjustment to interest expense. All of the Company's interest rate swaps are designated as cash flow hedges. In the event of early termination or redesignation of interest rate swap agreements, any resulting gain or loss would be deferred and amortized as an adjustment to interest expense of the related debt instrument over the remaining term of the original contract life of the agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the associated swap would be recognized in income at the time of extinguishment. The Company does not enter into derivatives for speculative or trading purposes.

        Comprehensive Income—Comprehensive income totaled $10,382,000, $27,261,000, and $25,602,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

        New Accounting Pronouncements—On January 1, 2001, the Company adopted Statements of Financial Accounting Standards Nos. 133, 137, and 138 (collectively SFAS 133), pertaining to the accounting for derivative instruments and hedging activities. SFAS 133 requires the Company to recognize all derivative instruments in the balance sheet at fair value. Upon adoption of SFAS 133, the

Company recorded a charge to other comprehensive income of $497,000, net of income taxes, resulting from a cumulative effect of a change in accounting principle. Any subsequent gains or losses arising from these swaps have also been deferred in shareholders' equity as a component of accumulated other comprehensive loss. These deferred gains and losses are recognized in the Company's Consolidated Statements of Earnings in the period in which the related interest payments being hedged are recognized in expense. No significant amounts were reclassified from accumulated other comprehensive loss to earnings during 2001.

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations. This statement eliminates the pooling of interests method of accounting for all business combinations initiated after June 30, 2001, and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Company had no significant business combinations after June 30, 2001.

        In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. This statement changes the accounting for goodwill from an amortization method to an impairment only approach. Application of the non-amortization provisions of this statement is expected to result in an increase in net income of approximately $752,000 ($.04 per diluted share) in 2002. During fiscal 2002, the Company will perform impairment tests for goodwill as required by this statement. If the results of these tests indicate any impairment of goodwill, the Company will record such amount as a cumulative effect of a change in accounting principle as of January 1, 2002. The Company does not anticipate any impairment will be recorded upon adoption.

        In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. The Company will adopt SFAS 144 as of January 1, 2002, but does not believe the statement will have a material effect on its consolidated financial statements.

NOTE B: EARNINGS PER SHARE

        Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year which were 19,928,000 shares in 2001, 19,825,000 shares in 2000, and 20,062,000 in 1999. The computation of earnings per share assuming dilution includes the dilutive effect of stock options and awards. Such stock options and awards had the effect of increasing the weighted average shares outstanding assuming dilution by 214,000 in 2001, 142,000 in 2000, and 273,000 in 1999, respectively.

NOTE C: PROPERTY, PLANT & EQUIPMENT

	December 31,
	2001	2000
	(In thousands)
Land	$10,504	$8,977
Buildings and Improvements	37,570	28,681
Leasehold Improvements and Signs	38,214	34,128
Fixtures & Equipment	28,357	25,786
Construction in Progress	1,788	2,051

	116,433	99,623
Less: Accumulated Depreciation and Amortization	(39,151)	(36,449)

	$77,282	$63,174

NOTE D: DEBT

        Bank Debt—The Company has a revolving credit agreement dated March 30, 2001 with several banks providing for unsecured borrowings up to $110,000,000, which includes an $8,000,000 credit line to fund daily working capital requirements. Amounts borrowed bear interest at the lower of the lender's prime rate or LIBOR plus 1.25%. The pricing under the working capital line is based upon overnight bank borrowing rates. At December 31, 2001 and 2000, an aggregate of $72,397,000 (bearing interest at 3.21%) and $90,000,000 (bearing interest at 7.04%) was outstanding under the current and prior revolving credit agreements, respectively. The Company pays a .25% commitment fee on unused balances. The weighted average interest rate on borrowings under the revolving credit agreement (before giving effect to interest rate swaps) was 5.77% in 2001, 7.07% in 2000 and 5.94% in 1999. The revolving credit agreement expires March 30, 2004. In September 2000, the Company entered into a credit agreement with two banks providing for unsecured borrowings up to $10,000,000. At December 31, 2000 an aggregate of $10,000,000 bearing interest at LIBOR plus 1.00% was outstanding under the agreement. The debt matured in 2001.

        The Company has entered into interest rate swap agreements that effectively fix the interest rate on $20,000,000 of borrowings under the revolving credit agreement at an average rate of 6.15% until May 2003, $10,000,000 at an average rate of 7.96% until November 2003, $10,000,000 at an average rate of 7.75% until November 2003, and an additional $20,000,000 at an average rate of 7.6% until June 2005. These swap agreements involve the receipt of amounts when the floating rates exceed the fixed rates and the payment of amounts when the fixed rates exceed the floating rates in such agreements over the life of the agreements. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to the floating rate interest expense related to the debt. The fair value of the liability of interest rate swap agreements included in accounts payable & accrued expenses in the consolidated balance sheet was approximately $3,145,000 at December 31, 2001.

        The revolving credit agreement contains certain covenants which require that the Company not permit its consolidated net worth as of the last day of any fiscal quarter to be less than the sum of (a) $187,625,000 plus (b) 50% of the Company's consolidated net income (but not loss) for the period beginning January 1, 2001 and ending on the last day of such fiscal quarter. It also places other restrictions on additional borrowings and requires the maintenance of certain financial ratios. At

December 31, 2001, $26,124,000 of retained earnings were available for dividend payments and stock repurchases under the debt restrictions, and the Company was in compliance with all covenants.

        Other Debt—Other debt at December 31, 2001 of $5,316,000 is primarily comprised of $4,200,000 of industrial development corporation revenue bonds. The average weighted borrowing rate on these bonds in 2001 was 2.87%. No principal payments are due on the bonds until maturity in 2015.

NOTE E: INCOME TAXES

	Year Ended December 31,
	2001	2000	1999
	(In thousands)
Current Income Tax Expense:
Federal	$6,239	$9,461	$8,020
State	112	608	1,081

	6,351	10,069	9,101
Deferred Income Tax Expense:
Federal	953	5,520	5,989
State	215	1,056	610

	1,168	6,576	6,599

	$7,519	$16,645	$15,700

        Significant components of the Company's deferred income tax liabilities and assets are as follows:

	December 31,
	2001	2000
	(In thousands)
Deferred Tax Liabilities:
Rental Merchandise and Property, Plant and Equipment	$28,852	$25,770
Other, Net	1,376	1,531

Total Deferred Tax Liabilities	30,228	27,301
Deferred Tax Assets:
Accrued Liabilities	2,702	1,324
Advance Payments	3,512	3,179
Other, Net	3,051	1,812

Total Deferred Tax Assets	9,265	6,315

Net Deferred Tax Liabilities	$20,963	$20,986

        The Company's effective tax rate differs from the federal income tax statutory rate as follows:

	Year Ended December 31,
	2001	2000	1999
Statutory Rate	35.0%	35.0%	35.0%
Increases in Taxes
Resulting From:
State Income Taxes, Net of Federal Income Tax Benefit	1.1	2.5	2.7
Other, Net	1.8	0.4	0.3

Effective Tax Rate	37.9%	37.9%	38.0%

NOTE F: COMMITMENTS

        The Company leases warehouse and retail store space for substantially all of its operations under operating leases expiring at various times through 2015. Most of the leases contain renewal options for additional periods ranging from 1 to 15 years or provide for options to purchase the related property at predetermined purchase prices which do not represent bargain purchase options. In addition, certain properties occupied under operating leases contain normal purchase options. The Company also has a $25,000,000 construction and lease facility. Properties acquired by the lessor are purchased or constructed and then leased to the Company under operating lease agreements. The total amount advanced and outstanding under this facility at December 31, 2001 was approximately $24,700,000. Since the resulting leases are operating leases, no debt obligation is recorded on the Company's balance sheet. The Company also leases transportation equipment under operating leases expiring during the next 3 years. Management expects that most leases will be renewed or replaced by other leases in the normal course of business.

        Future minimum rental payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year as of December 31, 2001, are as follows: $29,998,000 in 2002; $24,451,000 in 2003; $18,849,000 in 2004; $12,442,000 in 2005; $7,643,000 in 2006; and $8,845,000 thereafter. Certain operating leases expiring in 2006 contain residual value guarantee provisions and other guarantees in the event of a default. Although the likelihood of funding under these guarantees is considered by the Company to be remote, the maximum amount the Company may be liable for under such guarantees is approximately $24,700,000.

        Rental expense was $36,506,000 in 2001, $30,659,000 in 2000; and $28,851,000 in 1999.

        The Company leases one building from a partnership of which an officer of the Company is a partner under a lease expiring in 2008 for annual rentals aggregating $212,700.

        The Company maintains a 401(k) savings plan for all full-time employees with at least one year of service with the Company and who meet certain eligibility requirements. The plan allows employees to contribute up to 10% of their annual compensation with 50% matching by the Company on the first 4% of compensation. The Company's expense related to the plan was $436,000 in 2001; $427,000 in 2000; and $447,000 in 1999.

NOTE G: SHAREHOLDERS' EQUITY

        In February 1999, the Company's Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock and/or Class A Common Stock. During 2001, 10,000 shares of the Company's common shares were transferred back into treasury at an aggregate cost of $128,000 and the Company was authorized to purchase an additional 1,284,690 at December 31, 2001. At December 31, 2001, the Company held a total of 3,662,676 common shares in its treasury.

        The Company has 1,000,000 shares of preferred stock authorized. The shares are issuable in series with terms for each series fixed by the Board and such issuance is subject to approval by the Board of Directors. No preferred shares have been issued.

NOTE H: STOCK OPTIONS

        The Company has stock option plans under which options to purchase shares of the Company's Common Stock are granted to certain key employees. Under the plans, options granted become exercisable after a period of two or three years and unexercised options lapse five or ten years after the date of the grant. Options are subject to forfeiture upon termination of service. Under the plans, 1,915,000 of the Company shares are reserved for issuance at December 31, 2001. The weighted average fair value of options granted was $9.68 in 2001, $8.11 in 2000, and $9.55 in 1999.

        Pro forma information regarding net earnings and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its employee stock options granted in 2001, 2000, and 1999 under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000, and 1999, respectively: risk-free interest rates of 6.05%, 6.47%, and 6.36%, a dividend yield of .24%, .28%, and .23%; a volatility factor of the expected market price of the Company's Common Stock of .45, .45, and .42; and a weighted average expected life of the option of 8 years.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	Years Ended December 31,
	2001	2000	1999
	(In thousands, except per share)
Pro Forma Net Earnings	$11,074	$25,910	$24,424
Pro Forma Earnings Per Share	.56	1.31	1.22
Pro Forma Earnings Per Share Assuming Dilution	.55	1.30	1.20

        The table below summarizes option activity for the periods indicated in the Company's stock option plans.

	Options	Weighted Average Exercise Price
	(In thousands, except per share)
Outstanding at December 31, 1998	1,382	$10.92
Granted	230	16.74
Exercised	(233)	7.91
Forfeited	(77)	16.33

Outstanding at December 31, 1999	1,302	12.17
Granted	405	13.73
Exercised	(235)	8.22
Forfeited	(95)	16.18

Outstanding at December 31, 2000	1,377	13.02
Granted	133	16.30
Exercised	(110)	10.77
Forfeited	(99)	16.44

Outstanding at December 31, 2001	1,301	13.29

Exercisable at December 31, 2001	639	$11.68

        The following table summarizes information about stock options outstanding at December 31, 2001.

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable December 31, 2001	Weighted Average Exercise Price
$ 9.87 - $10.00	450,800	4.27 years	$9.88	450,800	$9.88
10.01 - 15.00	429,000	8.42 years	13.41	500	14.75
15.01 - 20.25	421,050	7.57 years	16.81	187,300	16.03

$ 9.87 - $20.25	1,300,850	6.66 years	$13.29	638,600	$11.68

NOTE I: FRANCHISING OF AARON'S SALES & LEASE OWNERSHIP STORES

        The Company franchises Aaron's Sales & Lease Ownership stores. As of December 31, 2001 and 2000, 299 and 339 franchises had been awarded, respectively. Franchisees pay a non-refundable initial franchise fee of $35,000 and an ongoing royalty of 5% of cash receipts. Franchise fees and area development franchise fees are generated from the sale of rights to develop, own and operate Aaron's Sales & Lease Ownership stores. These fees are recognized when substantially all of the Company's obligations per location are satisfied (generally at the date of the store opening). Franchise fees and area development fees received prior to the substantial completion of the Company's obligations are deferred. The Company includes this income in Other Revenues in the Consolidated Statement of Earnings.

        The Company has guaranteed certain debt obligations of some of the franchisees amounting to $30,609,000 at December 31, 2001. The Company receives a guarantee and servicing fee based on such franchisees' outstanding debt obligations which it recognizes as income as earned. The Company has recourse rights to the assets securing the debt obligations. As a result, the Company does not expect to incur any significant losses under these guarantees.

NOTE J: ACQUISITIONS AND DISPOSITIONS

        In 1999, the Company acquired 18 sales and lease ownership stores with an aggregate purchase price of $10,252,000. The excess cost over the fair market value of tangible assets acquired was approximately $5,985,000. Also in 1999, the Company acquired two rent-to-rent stores. The aggregate purchase price of these 1999 acquisitions was not significant. During 2000, the Company acquired 20 sales and lease ownership stores including nine stores purchased from franchisees and 10 stores located in Puerto Rico. The aggregate purchase price of these 2000 acquisitions was $14,273,000 and the excess cost over the fair market value of tangible assets acquired was approximately $7,150,000. During 2001, the Company acquired 23 sales and lease ownership stores including 13 stores purchased from franchisees. The aggregate purchase price of these 2001 acquisitions was $10,423,000 and the excess cost over the fair market value of tangible assets acquired was approximately $4,553,000. Also, in 2001 the Company acquired two rent-to-rent stores. The aggregate purchase price of these 2001 rent-to-rent acquisitions was not significant.

        These acquisitions were accounted for under the purchase method and, accordingly, the results of operations of the acquired businesses are included in the Company's results of operations from their dates of acquisition. The effect of these acquisitions on the 2001, 2000 and 1999 consolidated financial statements was not significant.

        In 2001, the Company sold three of its sales and lease ownership stores to existing franchisees and sold five of its rent-to-rent stores. In 2000, the Company sold four of its rent-to-rent stores and an additional four in 1999. The effect of these sales on the consolidated financial statements was not significant.

NOTE K: SEGMENTS

Description of Products and Services of Reportable Segments

        Aaron Rents, Inc. has four reportable segments: sales and lease ownership, rent-to-rent, franchise and manufacturing. The sales and lease ownership division offers electronics, residential furniture and appliances to consumers primarily on a monthly payment basis with no credit requirements. The rent-to-rent division rents and sells residential and office furniture to businesses and consumers who meet certain minimum credit requirements. The Company's franchise operation sells and supports franchises of its sales and lease ownership concept. The manufacturing division manufactures upholstery, office furniture, lamps and accessories, and bedding predominantly for use by the other divisions.

Measurement of Segment Profit or Loss and Segment Assets

        The Company evaluates performance and allocates resources based on revenue growth and pre-tax profit or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the sales and lease ownership division revenues and certain other items are presented on a cash basis. Intersegment sales are completed at internally negotiated amounts ensuring competitiveness with outside vendors. Since the intersegment profit and loss affect inventory valuation, depreciation and cost of goods sold are adjusted when intersegment profit is eliminated in consolidation.

Factors Used by Management to Identify the Reportable Segments

        The Company's reportable segments are business units that service different customer profiles using distinct payment arrangements. The reportable segments are each managed separately because of differences in both customer base and infrastructure.

        Information on segments and a reconciliation to earnings before income taxes are as follows:

	Years Ended December 31,
	2001	2000	1999
	(In thousands)
Revenues From External Customers:
Sales & Lease Ownership	$380,404	$312,921	$252,284
Rent-to-Rent	150,002	174,918	173,579
Franchise	13,913	12,621	9,079
Other	4,243	4,057	1,551
Manufacturing	47,035	54,340	54,550
Elimination of Intersegment Revenues	(47,801)	(54,807)	(53,941)
Cash to Accrual Adjustments	(1,115)	(1,130)	257

Total Revenues From External Customers	$546,681	$502,920	$437,359

Earnings Before Income Taxes:
Sales & Lease Ownership	$11,314	$19,527	$20,630
Rent-to-Rent	9,152	16,346	14,369
Franchise	9,212	7,484	5,042
Other	(3,244)	(943)	(1,072)
Manufacturing	(587)	728	717

Earnings Before Income Taxes For Reportable Segments	25,847	43,142	39,686
Elimination of Intersegment Profit	(1,449)	(441)	(357)
Cash to Accrual Adjustments	(1,151)	(804)	855
Other Allocations and Adjustments	(3,392)	2,009	1,118

Total Earnings Before Income Taxes	$19,855	$43,906	$41,302

Assets:
Sales & Lease Ownership	$241,245	$205,043	$139,177
Rent-to-Rent	107,882	128,163	138,349
Franchise	13,991	12,961	10,755
Other	17,533	17,485	16,097
Manufacturing	16,545	16,727	14,030

Total Assets	$397,196	$380,379	$318,408

	Years Ended December 31,
	2001	2000	1999
	(In thousands)
Depreciation & Amortization:
Sales & Lease Ownership	$121,953	$97,139	$78,385
Rent-to-Rent	29,736	34,557	32,946
Franchise	444	412	347
Other	690	354	492
Manufacturing	725	647	576

Total Depreciation & Amortization	$153,548	$133,109	$112,746

Interest Expense:
Sales & Lease Ownership	$4,620	$2,750	$1,702
Rent-to-Rent	3,010	2,496	2,317
Franchise	119	144	117
Other	(1,491)	235	(31)

Total Interest Expense	$6,258	$5,625	$4,105

NOTE L: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share)
YEAR ENDED DECEMBER 31, 2001
Revenues	$141,417	$132,763	$132,516	$139,985
Gross Profit	75,857	71,442	70,034	68,859
Earnings Before Taxes	11,802	7,998	(3,158)	3,213
Net Earnings	7,329	4,967	(1,961)	2,001
Earnings Per Share	$.37	$.25	$(.10)	$.10
Earnings Per Share Assuming Dilution	.37	.25	(.10)	.10
YEAR ENDED DECEMBER 31, 2000
Revenues	$125,372	$121,910	$124,850	$130,788
Gross Profit	65,660	64,357	64,818	67,158
Earnings Before Taxes	11,741	11,177	10,799	10,189
Net Earnings	7,278	6,929	6,706	6,348
Earnings Per Share	$.37	$.35	$.34	$.32
Earnings Per Share Assuming Dilution	.36	.35	.34	.32

        In the third quarter of 2001, the Company recorded non-cash charges totaling approximately $5.6 million, before income taxes, related to certain store closings and related exit costs.

[INSIDE BACK COVER HAS PHOTOGRAPHS OF MERCHANDISE AND SHOWROOMS]

Aaron Rents, Inc.

2,000,000 Shares
Common Stock

PROSPECTUS
            , 2002

Wachovia Securities

SunTrust Robinson Humphrey

BB&T Capital Markets

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Registration

        The following sets forth the various expenses and costs (other than underwriting discounts) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except for the registration fees of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.:

Securities and Exchange Commission Registration Fee	$5,770
NASD Filing Fee	6,773
New York Stock Exchange Listing Fee	14,750
Printing Expenses	35,000
Legal Fees and Expenses	100,000
Accounting Fees and Expenses	50,000
Transfer Agent Fees and Expenses	3,000
Miscellaneous	9,707

Total	$225,000

        The selling shareholder named in Part I of this Registration Statement will pay his pro-rata share of the registration, filing and listing fees, and Aaron Rents, Inc. (the "Company") will pay all other expenses.

Item 15. Indemnification of Directors and Officers

        As permitted under Georgia law, the Company's Amended and Restated Articles of Incorporation provide that a director shall not be personally liable to the Company or its shareholders for monetary damages for breach of the duty of care or any other duty owed to the Company as a director, except that such provision shall not eliminate or limit the liability of a director (i) for any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) for unlawful corporate distributions or (iv) for any transaction from which the director received an improper benefit.

        Article VII of the Bylaws of the Company authorize indemnification of the Company's officers and directors for any liability and expense incurred by them in connection with or resulting from any threatened, pending or completed legal action or other proceeding or investigation by reason of his being or having been an officer or director. An officer or director may only be indemnified if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the Company, and, with respect to a criminal matter, he did not have reasonable cause to believe that his conduct was unlawful. No officer or director who has been adjudged liable for negligence or misconduct in the performance of his corporate duties is entitled to indemnification, unless and except to the extent that the court reaching such a determination of liability, in view of all the relevant circumstances, shall also determine that despite such liability such person is fairly and reasonably entitled to indemnification.

        Any officer or director who has been wholly successful on the merits or otherwise in an action or proceeding in his official capacity is entitled to indemnification by the Company as of right. All other determinations in respect of indemnification shall be made by either: (i) a majority vote of a quorum of disinterested directors; (ii) independent legal counsel selected in accordance with the Bylaws and at the request of the Board; or (iii) the holders of a majority of the Company's stock who at such time are entitled to vote for the election of directors.

        In the event any payments are made to an officer or director by way of indemnity, other than by court order, action of the shareholders or by an insurance carrier, the Company must notify its shareholders of such payment and all relevant details in a timely manner and in no event later than 15 months after the date of such payment.

        The provisions of the Company's Bylaws on indemnification are consistent in all material respects with the laws of the State of Georgia, which authorize indemnification of corporate officers and directors.

        The Company's directors and officers are insured against losses arising from any claim against them as such for wrongful acts or omissions, subject to certain limitations.

        The Underwriting Agreement (filed as Exhibit 1 hereto) also contains certain provisions pursuant to which certain officers, directors and controlling persons of the Company may be entitled to be indemnified by the underwriters named therein.

Item 16. Exhibits

Exhibit Number		Description of Exhibit
1	*	Form of Underwriting Agreement
4	(a)*
Amended and Restated Articles of Incorporation of the Company, filed as Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 filed with the Commission on May 15, 1996 (File No. 000-12385), which exhibit is by this reference incorporated herein.
4	(b)*
Amended and Restated By-Laws of the Company, filed as Exhibit 3(b) to the Company's Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission on March 31, 1998 (File No. 000-12385), which exhibit is by this reference incorporated herein.
5	*	Opinion of Kilpatrick Stockton LLP.
23	(a)	Consent of Ernst & Young LLP.
23	(b)*	Consent of Kilpatrick Stockton LLP (included in Exhibit 5).
24	*	Power of Attorney (set forth on signature page).

*
Previously filed.

Item 17. Undertakings

        The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The Company hereby undertakes that:

        (1)  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on May 22, 2002.

AARON RENTS, INC.
By:	/s/ GILBERT L. DANIELSON Gilbert L. Danielson Executive Vice President Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 22nd day of May, 2002.

* R. Charles Loudermilk, Sr.	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)
* Robert C. Loudermilk, Jr.	President, Chief Operating Officer and Director
/s/ GILBERT L. DANIELSON Gilbert L. Danielson	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
* Robert P. Sinclair, Jr.	Vice President, Corporate Controller (Principal Accounting Officer)
* William K. Butler	President of Aaron Sales & Lease Ownership Division and Director
* Ronald W. Allen	Director
* Leo Benatar	Director

* Earl Dolive	Director
* J. Rex Fuqua	Director
* Ingrid Saunders Jones	Director
* LTG M. Collier Ross	Director
*By:	/s/ GILBERT L. DANIELSON
Gilbert L. Danielson as attorney-in-fact

Exhibit List

Exhibit Number		Description of Exhibit
23	(a)	Consent of Ernst & Young LLP

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PROSPECTUS SUMMARY
Aaron Rents, Inc.
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Summary Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
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BUSINESS
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UNDERWRITING
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REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
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PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit List